UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 14, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: September 14, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary

BHP Group Limited Notice of Meeting 2021

We are BHP, Our Purpose Our purpose is to bring people and a leading resources together to build a better world. Our Values global Putting Sustainability health and safety first, being resources environmentally our communities. responsible and supporting Doing Integrity what is right and doing what we say company. we will do. Respect Embracing openness, trust, teamwork, diversity mutually and beneficial. relationships that are Achieving Performance superior business results by stretching our capabilities. Simplicity Focusing our efforts on the things that matter most. Defining Accountability and accepting responsibility and delivering on our commitments. We are successful when: – of Our purpose people and start end each the day day with with a a sense sense of accomplishment. – Our teams are inclusive and diverse. – Our suppliers communities, value their customers relationships and with us and are better off for our presence. – sustainably Our asset portfolio developed. is world class and – Our strength operational enables discipline our future and growth. financial – return Our shareholders on their investment. receive a superior – Our economic commodities growth support and decarbonisation. continued

How to access 1 General Notice of Meeting Annual 2 Notes Explanatory 3 Voting participating and 4 information on BHP 5 information Shareholder Invitation from the Chair 14 September 2021 Dear Shareholder, I am pleased to invite you to the 2021 Annual General Meeting (AGM) of BHP Group Limited. The meeting will be held as a virtual meeting on Thursday 11 November 2021 starting at 4pm (Melbourne time). BHP is committed to health and safety, including the health and safety of our shareholders and our people, and we have been closely monitoring COVID-19 developments. Having regard to the ongoing uncertainty regarding interstate travel throughout Australia, social distancing requirements and in the interests of the health and safety of our shareholders and staff, the BHP Board has decided that our 2021 AGM will be held as a virtual meeting. Shareholders will not be able to attend the 2021 AGM physically, but will instead be able to view and participate in the virtual meeting online. The AGM is an important part of BHP’s overall approach to governance and your ability to participate is important to us. The AGM will be webcast live via the Lumi online platform. Shareholders will be able to view and listen to proceedings, ask questions and vote in real time using a computer or mobile device. Shareholders who are unable to join us in the virtual meeting are encouraged to appoint a proxy on their behalf. You may appoint a proxy by recording the proxy appointment and voting instructions via bhp.com or investorvote.com.au, or by following the instructions in the proxy form. Proxy appointments must be received by 4pm (Melbourne time) on Tuesday 9 November 2021. Even if you plan to join us in the virtual meeting, we encourage you to submit a directed proxy vote so that your vote will be counted if for any reason you cannot join the meeting (for example, if there is an issue with your internet connection on the day of the meeting). Further information on how to participate is set out in the Notice of Meeting and on the dedicated AGM page on our website at bhp.com/LimitedAGM. Any updates to the meeting arrangements will be announced to the Australian Securities Exchange (ASX) and made available on BHP’s website at bhp.com/LimitedAGM. Climate Transition Action Plan In 2020, we undertook scenario planning which highlighted that our portfolio is resilient in a range of climate scenarios, and, in fact, many of our commodities will further benefit from an accelerated decarbonisation pathway. To achieve a 1.5°C scenario aligned with the Paris Agreement, we will all have to play our part. This year we will be presenting our Climate Transition Action Plan to the AGM. The Plan is available at bhp.com/investors. This plan sets out our role in and approach to decarbonising our own assets, and working with our partners and suppliers to pursue the goals of the Paris Agreement. We are presenting the Plan to the AGM because we recognise the global importance of the climate transition and the significance of this issue to our shareholders. The vote is advisory only and non-binding. The vote will provide a forum to discuss and provide feedback on the Plan, as requested by you, our shareholders. This is in addition to the other avenues of engagement we provide on climate-related issues and other areas of investor interest and concern. The Board will take this feedback into account when setting and monitoring execution of BHP’s strategy but your directors will nevertheless retain ultimate responsibility for our strategy. p Limited Notice of Meeting 2021 1

Invitation from the Chair continued Board renewal and succession planning BHP’s rigorous approach to Board succession continued in FY2021 as we welcomed Xiaoqun Clever and Christine O’Reilly as independent Non-executive Directors in October 2020. We are also pleased that Michelle Hinchliffe will join the BHP Board on 1 March 2022. Michelle has significant expertise in financial risk management and strong global experience. At the conclusion of the 2021 AGMs, both Susan Kilsby and Anita Frew will retire. Susan and Anita have both taken on the role of Chair at significant international companies and will step down given the time commitments associated with their respective Chair appointments. We thank them for their contribution to BHP and wish them all the best for the future. Gary Goldberg has replaced Susan as BHP’s Senior Independent Director, and Christine O’Reilly has been appointed Chair of the Remuneration Committee. Michelle Hinchliffe will join the Risk and Audit Committee when she joins the Board in March 2022. The Board’s Nomination and Governance Committee will continue to focus on our board renewal process and the Board will seek to appoint another female independent Non-executive Director in FY2022. Given the importance of continuity on the Board during the ongoing renewal process, the Board has requested that Malcolm Broomhead seek re-election at the 2021 AGM for a further year. The Board supports Malcolm’s re-election given his extensive knowledge of BHP and the mining and resources sector, and the proposed corporate transactions that the Group is undertaking at this time. Malcolm has informed the Board that he will not remain on the Board after the 2022 AGMs. Transformation In addition to a record dividend and strong operating performance, shareholders will have seen that we have announced a number of transformative transactions in August. More detail will be provided to shareholders regarding these transaction over coming months, with general meetings of all BHP shareholders to vote on the unification proposal expected to occur in H1 CY2022. Board recommendation The Board considers that the resolutions for Items 1 to 20 and 22 are in the best interests of shareholders of BHP as a whole, and recommends that you vote in favour of Items 1 to 20 and 22. Items 21 and 23 are not endorsed by the Board. The Board considers that the resolutions for Items 21 and 23 are not in the best interests of shareholders of BHP as a whole, and recommends that you vote against Items 21 and 23. Thank you for your continued support of BHP. Yours sincerely, Ken MacKenzie Chair 2 BHP Group Limited Notice of Meeting 2021

How to access 1 General Notice of Meeting Annual 2 Notes Explanatory 3 Voting participating and 4 on information BHP 5 Shareholder information Annual General Meeting agenda Thursday 11 November 2021 3.00pm (Melbourne time) Registration opens 4.00pm (Melbourne time) Annual General Meeting commences Welcome to shareholders – Chair Review – Chief Executive Officer Consideration of items of business and questions BHP Group Limited Notice of Meeting 2021 3

Notice of Annual General Meeting continued Contents Notice of Annual General Meeting 05 Explanatory Notes 11 Voting and participating 42 How to access information on BHP 45 Shareholder information 46 BHP Group Limited ABN 49 004 028 077 is registered in Australia. Registered office: 171 Collins Street, Melbourne, Victoria 3000, Australia. In this Notice, BHP Group Limited refers to the company listed on the Australian Securities Exchange and BHP Group Plc refers to the company listed on the London Stock Exchange. The two entities, together with their respective subsidiaries, are operated pursuant to a Dual Listed Company structure as a combined group known as BHP or the Group, which has its headquarters in Australia. The Boards of BHP Group Limited and BHP Group Plc are identical and operate as one. In this Notice, the Board 205467 of BHP Group -001 Limited and the Board 12Sep21 of BHP Group 20:24 Plc are referred to as the Board. 4 BHP Group Limited Notice of Meeting 2021

1 Notice of Annual General Meeting | 2 Explanatory Notes | 3 Voting and participating | 4 How to access information on BHP | 5 Shareholder information

Notice of Annual General Meeting

Notice is given that the 2021 Annual General Meeting of BHP Group Limited (AGM) will be held as a virtual meeting on Thursday 11 November 2021, starting at 4pm (Melbourne time) for the purpose of transacting the following business:

Items of business

Shareholders may participate in this meeting, ask questions and vote in real time online. Participation options are set out below and further details are available at bhp.com/LimitedAGM.

Participation at the AGM

Participating live online

Shareholders can view the AGM live, ask questions and cast live votes during the meeting, once they have registered their attendance on the Lumi platform.

- Enter the following URL in your browser: https://lumiagm.com

The meeting ID for the AGM is: 367 084 684

Your username is your Shareholder Reference Number (SRN) / Holder Identification Number (HIN).

Your password is your postcode registered on your holding if you are an Australian shareholder. Overseas shareholders should refer to the user guide available at bhp.com/LimitedAGM. Online registration will open at 3pm (Melbourne time) on Thursday 11 November 2021 (one hour before the meeting).

For the best shareholder experience, BHP recommends using a computer to access the Lumi website. For further details on accessing Lumi and joining the meeting, please refer to bhp.com/LimitedAGM in advance of the meeting.

To participate as a shareholder you must be a registered holder of shares as at 7pm Melbourne time on Tuesday 9 November 2021.

Guests can also view the AGM live. To register as a guest please refer to the instructions at bhp.com/LimitedAGM.

Appointed proxies: To receive your username and password to participate in the meeting, please contact Computershare Investor Services on +61 3 9415 4024 (in the hour prior to the meeting starting) to obtain your unique username and password.

Questions and comments: Shareholders will have a reasonable opportunity to make comments and ask questions on all the items of business set out in this Notice of Meeting during the meeting (including a reasonable opportunity to ask questions of the auditor). Shareholders are requested to restrict themselves to two questions or comments initially, and further questions will be considered if time permits. Questions and comments may be moderated to avoid repetition and to make them more concise. There may not be sufficient time available to address all of the comments and questions raised. Shareholders may also submit questions in advance of the meeting online at bhp.com/LimitedAGM by Thursday 4 November 2021. The Chair will endeavour to address the key themes raised during the meeting. Please note that individual responses will not be sent to shareholders.

BHP Group Limited | Notice of Meeting 2021 | 5

Notice of Annual General Meeting continued Technical difficulties Technical difficulties may arise during the course of the meeting. The Chair of the meeting has discretion as to whether and how the AGM should proceed if a technical difficulty arises. In exercising this discretion, the Chair of the meeting will have regard to the number of shareholders impacted and the extent to which participation in the business of the meeting is affected. Where the Chair of the meeting considers it appropriate, the Chair of the meeting may continue to hold the meeting and transact business, including conducting a poll and voting in accordance with valid proxy instructions. For this reason, shareholders are encouraged to lodge a directed proxy in advance of the meeting even if they plan to attend the meeting online. Shareholders may experience local technical difficulties, such as poor internet connection. Please refer to the user guide at bhp. com/LimitedAGM for advice on optimising the virtual AGM experience. Items of business The following business will be transacted at the AGM: – Items 1 to 4 and 9 to 19 will be proposed as ordinary resolutions. – Items 5, 6 and 21 will be proposed as special resolutions. – Items 7, 8 and 20 will be proposed as non-binding ordinary resolutions. – Items 22 and 23 will be proposed as non-binding ordinary resolutions. However, Items 22 and 23 will be valid resolutions only if Item 21 is approved by the required majority – that is, the validity of Items 22 and 23 is conditional on Item 21 being passed. The Board recommends that you vote in favour of Items 1 to 20 and 22 and against items 21 and 23. All items of business at the AGM are joint electorate actions. The voting procedure explained on pages 41 to 43 ensures that both BHP Group Plc and BHP Group Limited shareholders can vote on these matters. Item 1 Financial Statements and reports To receive the Financial Statements for BHP Group Limited and BHP Group Plc and the reports of the Directors and the Auditor for the year ended 30 June 2021. Item 2 Reappointment of auditor of BHP Group Plc To reappoint Ernst & Young LLP as the auditor of BHP Group Plc. Item 3 Remuneration of auditor of BHP Group Plc To authorise the Risk and Audit Committee to agree the remuneration of Ernst & Young LLP as the auditor of BHP Group Plc. Item 4 General authority to issue shares in BHP Group Plc To authorise the Directors, pursuant to section 551 of the UK Companies Act 2006, to allot shares in BHP Group Plc or to grant rights to subscribe for shares or to convert any security into shares in BHP Group Plc (rights) for the period ending on the later of the conclusion of the Annual General Meeting of BHP Group Plc and the Annual General Meeting of BHP Group Limited in 2022 up to an aggregate nominal amount of US$105,603,590 (provided that this authority will allow BHP Group Plc, before 6 BHP Group Limited Notice of Meeting 2021

1 Notice General of Meeting Annual 2 Explanatory Notes 3 participating Voting and 4 information on BHP 5 Shareholder information the expiry of this authority, to make offers or agreements that would or might require shares to be allotted or rights to be granted after such expiry and, notwithstanding such expiry, the Directors may allot shares in pursuance of such offers or agreements). Item 5 Issuing shares in BHP Group Plc for cash To authorise the Directors, pursuant to sections 570 and 573 of the UK Companies Act 2006, to allot equity securities (as defined in section 560 of the UK Companies Act 2006) for cash and/or to sell or transfer any equity securities that are held by BHP Group Plc as treasury shares pursuant to the authority given by Item 4 as if section 561 of the UK Companies Act 2006 did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities: (a) in connection with a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to (i) holders of ordinary shares on the register on a record date fixed by the Directors in proportion (as nearly as may be practicable) to their respective holdings, and (ii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but in both cases subject to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with treasury shares, fractional entitlements or securities represented by depositary receipts or having regard to any legal or practical problems under the laws of, or the requirements of any regulatory body or stock exchange in, any territory or otherwise howsoever, (b) otherwise than pursuant to paragraph (a) above, up to an aggregate nominal amount of US$52,801,795 and will expire on the later of the conclusion of the Annual General Meeting of BHP Group Plc and the Annual General Meeting of BHP Group Limited in 2022 (provided that this authority will allow BHP Group Plc, before the expiry of this authority, to make offers or agreements that would or might require equity securities to be allotted after such expiry and, notwithstanding such expiry, the Directors may allot equity securities in pursuance of such offers or agreements) Item 6 Repurchase of shares in BHP Group Plc To generally and unconditionally authorise BHP Group Plc, in accordance with section 701 of the UK Companies Act 2006, to make market purchases (as defined in section 693 of that Act) of ordinary shares of US$0.50 nominal value each in the capital of BHP Group Plc (shares) on such terms and in such manner as the Directors may from time to time determine, provided that: (a) the maximum aggregate number of shares hereby authorised to be purchased will be 211,207,180, representing 10 per cent of BHP Group Plc’s issued share capital (b) the minimum price that may be paid for each share is US$0.50, being the nominal value of such a share (c) the maximum price that may be paid for any share is the higher of (i) five per cent above the average of the middle market quotations for a share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase of the shares, and (ii) the higher of the price of the last independent trade and the highest current independent bid for an ordinary share in BHP Group Plc on the trading venues where the market purchases by BHP Group Plc pursuant to the authority conferred by this Item 6 will be carried out (d) the authority conferred by this resolution will, unless renewed prior to such time, expire on the later of the conclusion of the Annual General Meeting of BHP Group Plc and the Annual General Meeting of BHP Group Limited in 2022 (provided that BHP Group Plc may enter into a contract BHP Group Limited Notice of Meeting 2021 7

Notice of Annual General Meeting continued or contracts for the purchase of shares before the expiry of this authority that would or might be completed wholly or partly after such expiry and may make a purchase of shares in pursuance of any such contract or contracts as if the authority conferred hereby had not expired) Item 7 Approval of the Remuneration Report other than the part containing the Directors’ remuneration policy To approve the Remuneration Report for the year ended 30 June 2021 (other than the Directors’ remuneration policy report in section 2.2.2) as set out in section 2.2 of the Annual Report 2021. Item 8 Approval of the Remuneration Report To approve the Remuneration Report for the year ended 30 June 2021 as set out in section 2.2 of the Annual Report 2021. BHP will disregard any vote cast on Items 7 and 8 by or on behalf of a member of BHP’s Key Management Personnel (KMP) named in the Remuneration Report for the year ended 30 June 2021 and their closely related parties (regardless of the capacity in which the vote is cast), or as proxy by a person who is a member of BHP’s KMP on the date of the AGM and their closely related parties. However, votes will not be disregarded if they are cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or by the Chair of the meeting pursuant to an express authorisation in the proxy form to exercise the proxy. Item 9 Approval of grant to Executive Director To approve the grant of awards to Executive Director, Mike Henry, under the Group’s Cash and Deferred Plan (CDP) and Long-term Incentive Plan (LTIP) as set out in the Explanatory Notes to this Notice of Meeting. BHP will disregard any vote cast in favour of Item 9 by or on behalf of Mike Henry and any of his associates (regardless of the capacity in which the vote is cast), as well as any votes cast as a proxy by a member of BHP’s KMP on the date of the AGM and their closely related parties, unless the vote is cast on Item 9: – as proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way – as proxy for a person entitled to vote on the resolution by the Chair of the meeting pursuant to an express authorisation in the proxy form to exercise the proxy as the Chair of the meeting decides, or – by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting and is not an associate of a person excluded from voting on the resolution, and the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way Items 10 to 19 Re-election of Directors The Directors named below retire under the Board’s policy on annual election and, being eligible, submit themselves for re-election. 8 BHP Group Limited Notice of Meeting 2021

How to access 1 Notice General of Meeting Annual 2 Notes Explanatory 3 participating Voting and 4 information on BHP 5 Shareholder information Item 10 To re-elect Terry Bowen as a Director of BHP. Item 11 To re-elect Malcolm Broomhead as a Director of BHP. Item 12 To re-elect Xiaoqun Clever as a Director of BHP. Item 13 To re-elect Ian Cockerill as a Director of BHP. Item 14 To re-elect Gary Goldberg as a Director of BHP. Item 15 To re-elect Mike Henry as a Director of BHP. Item 16 To re-elect Ken MacKenzie as a Director of BHP. Item 17 To re-elect John Mogford as a Director of BHP. Item 18 To re-elect Christine O’Reilly as a Director of BHP. Item 19 To re-elect Dion Weisler as a Director of BHP. Item 20 Approval of the Climate Transition Action Plan To approve the Climate Transition Action Plan. Item 21 Amendment to the Constitution of BHP Group Limited To amend the constitution to insert a new clause 46: Member resolutions at general meeting The shareholders in general meeting may by ordinary resolution express an opinion, ask for information, or make a request, about the way in which a power of the company partially or exclusively vested in the directors has been or should be exercised. However, such a resolution must relate to an issue of material relevance to the company or the company’s business as identified by the company, and cannot either advocate action which would violate any law or relate to any personal claim or grievance. Such a resolution is advisory only and does not bind the directors or the company. BHP Group Limited Notice of Meeting 2021 9

Notice of Annual General Meeting continued Note: This resolution has been proposed by shareholders under section 249N of the Australian Corporations Act. The resolution is not endorsed by the Board. The Board recommends that shareholders vote against Item 21 for the reasons set out in the Explanatory Notes to this Notice of Meeting. The Chair of the Meeting intends to vote undirected proxies against Item 21. Item 22 Climate-related lobbying Shareholders request that our company strengthen its review of industry associations to ensure that it identifies areas of inconsistency with the Paris Agreement. Where an industry association’s record of advocacy is, on balance, inconsistent with the Paris Agreement’s goals, shareholders recommend that our company suspend membership, for a period deemed suitable by the Board. Nothing in this resolution should be read as limiting the Board’s discretion to take decisions in the best interests of our company. Note: This resolution has been proposed by shareholders under section 249N of the Australian Corporations Act. The resolution will only be valid if Item 21 is passed by the required majority. The subject matter of the resolution however is endorsed by the Board. The Board recommends that shareholders vote in favour of Item 22 for the reasons set out in the Explanatory Notes to this Notice of Meeting. The Chair of the Meeting intends to vote undirected proxies for Item 22. Item 23 Capital protection Shareholders note the company’s stated support for the goal of achieving net-zero emissions globally by 2050, along with the publication of the International Energy Agency’s Net Zero Emissions by 2050 Scenario, and the Climate Action 100+ company assessment. Shareholders therefore request the company disclose, in subsequent annual reporting, the following information pertaining to its thermal coal, metallurgical coal, oil and gas assets: – Details of how the company’s capital allocation to thermal coal, metallurgical coal, oil and gas assets will align with a scenario in which global energy emissions reach net-zero by 2050, facilitating the efficient managing down of these assets; – Production guidance for the lifetime of thermal coal, metallurgical coal, oil and gas assets; – Plans and capital expenditure expectations for decommissioning and rehabilitating sites at the end of asset life; – Plans for how employees of the company will be informed of asset closures, and employee transition plans, including any compensation for job losses, training and support in seeking future employment; and – Details of how remaining value in the company’s thermal coal, metallurgical coal, oil and gas assets will be redeployed or returned to investors. Note: This resolution has been proposed by shareholders under section 249N of the Australian Corporations Act. The resolution is not endorsed by the Board and will only be valid if Item 21 is passed by the required majority. The Board recommends that shareholders vote against Item 23 for the reasons set out in the Explanatory Notes to this Notice of Meeting. The Chair of the Meeting intends to vote undirected proxies against Item 23. 10 BHP Group Limited Notice of Meeting 2021

How to access 1 Notice General of Meeting Annual 2 Notes Explanatory 3 participating Voting and 4 information on BHP 5 Shareholder information Explanatory Notes The and Explanatory provide important Notes information that follow form regarding part of the the items Notice of of business Meeting to be considered at the Annual General Meeting (AGM). Your vote is important. By voting, you are involved in the future of BHP. Item 1 Financial Statements and reports The laws in Australia and the United Kingdom require Directors to lay before the AGM the financial report (or statements) and the reports of the Directors and the Auditor for the year. In accordance with BHP’s approach to corporate governance, shareholders in each of BHP Group Limited and BHP Group Plc are being asked to receive the reports and accounts of both companies. In the interests of simplicity, one resolution is proposed in respect of the reports and accounts for both BHP Group Limited and BHP Group Plc, as the accounts for the Group as a whole are presented in the Annual Report 2021. Item 2 Reappointment of auditor of BHP Group Plc The law in the United Kingdom requires shareholders to approve the appointment of a company’s auditor each year. Ernst & Young LLP has acted as the sole auditor of BHP Group Limited and BHP Group Plc since replacing KPMG in 2019. The law in Australia does not require a similar annual reappointment of an auditor by shareholders. A resolution to reappoint the auditor of BHP Group Limited has, therefore, not been proposed. Item 3 Remuneration of auditor of BHP Group Plc The law in the United Kingdom requires shareholders to either agree the remuneration of the auditor or authorise the company’s directors to do so. In accordance with these requirements, shareholders are asked to authorise the Risk and Audit Committee of the Board to determine the remuneration of the auditor of BHP Group Plc. The law in Australia does not impose the same requirement. A resolution in respect of the remuneration of the auditor of BHP Group Limited has, therefore, not been proposed. BHP Group Limited Notice of Meeting 2021 11

Explanatory Notes continued Item 4 General authority to issue shares in BHP Group Plc The law in the United Kingdom (section 551 of the UK Companies Act 2006) requires the Directors to be authorised in order to issue shares and other equity securities. Shareholders are asked to renew the general authority of the Directors to issue shares and other equity securities in BHP Group Plc. The proposed authority would permit the Directors to allot shares with an aggregate nominal value of US$105,603,590. This amount: – represents approximately 4.17 per cent of the total combined issued ordinary share capital of BHP Group Plc and BHP Group Limited (or 10 per cent of the total issued ordinary share capital of BHP Group Plc) as at Monday 13 September 2021, being the latest practicable date before publication of this Notice of Meeting (the Latest Practicable Date) – is considerably lower than the maximum limit specified in the guidelines of major shareholder associations in the United Kingdom – the Investment Association and the Pensions and Lifetime Savings Association permit a maximum limit of one-third of the issued share capital or two-thirds in the case of a pre-emptive rights issue – is considerably lower than the authority granted until the 2013 AGMs (a limit representing approximately 25 per cent was sought and approved until 2013, but the limit requested was reduced in 2014 to 10 per cent of the total issued ordinary share capital of BHP Group Plc, and this lower limit has been sought annually since then). The Board considers that this lower limit strikes the appropriate balance between market practice in South Africa (where investors expect a significantly lower limit on the general authority to issue shares than is acceptable in the United Kingdom) and ensuring that sufficient capacity is retained to finance business opportunities that may arise during the year – is subject to the lower limit specified in Item 5 where shares are issued for cash on a non-pre-emptive basis. This authority will expire at the conclusion of the BHP AGMs in 2022. The Directors have no present intention to issue shares under this authority. No shares were issued under the similar authority granted by shareholders at last year’s AGMs. As at the Latest Practicable Date, BHP Group Plc had 2,112,071,796 ordinary shares on issue and the total combined ordinary share capital of BHP Group Plc and BHP Group Limited was 5,062,323,190 ordinary shares. The law in Australia does not impose the same requirement. A resolution in respect of the issue of securities in BHP Group Limited has, therefore, not been proposed. 12 BHP Group Limited Notice of Meeting 2021

How to access 1 Notice General of Meeting Annual 2 Explanatory Notes 3 participating Voting and 4 information on BHP 5 Shareholder information Item 5 Issuing shares in BHP Group Plc for cash The law in the United Kingdom (section 561 of the UK Companies Act 2006) requires the Directors to be authorised in order to issue ordinary shares and other equity securities and sell treasury shares in BHP Group Plc, for cash, without first offering them to existing shareholders in proportion to their holdings. Shareholders are asked to renew this authority of the Directors. Paragraph (a) of Item five authorises the Board to issue shares and sell treasury shares for cash in connection with a rights issue or other pre-emptive offer. Paragraph (b) of Item 5 authorises the Board to make other types of share issues (and sales of treasury shares, if any) for cash – for example, placements to people who are not currently shareholders. However, this authority in paragraph (b) is limited to shares with an aggregate nominal value of US$52,801,795. This amount: – represents approximately two per cent of the total combined issued ordinary share capital of BHP Group Plc and BHP Group Limited (or 5 per cent of the total issued ordinary share capital of BHP Group Plc) as at the Latest Practicable Date – is lower than the limit set out in the Statement of Principles of the UK Pre-Emption Group, which reflect the views of The Investment Association and the Pensions and Lifetime Savings Association. This authority will expire at the conclusion of the BHP AGMs in 2022. The Directors confirm their intention to follow the UK Pre-Emption Group’s Statement of Principles regarding usage of the paragraph (b) authority so that cumulative usage in excess of 7.5 per cent of the total issued share capital of BHP Group Plc (excluding treasury shares) within a rolling three-year period should not take place without prior consultation with shareholders. The Directors did not use the equivalent authority granted by shareholders at last year’s AGMs. The law in Australia does not impose the same requirement. A resolution in respect of the issue of securities in BHP Group Limited has, therefore, not been proposed. Item 6 Repurchase of shares in BHP Group Plc The law in the United Kingdom (section 701 of the UK Companies Act 2006) permits a company to make a market purchase of its own shares only if shareholders have passed an authorising resolution. Shareholders are asked to renew BHP Group Plc’s authority to buy back its own shares. Shareholders are asked to consent to the purchase by BHP Group Plc of up to a maximum of 211,207,180 ordinary shares, which represent 10 per cent of BHP Group Plc’s issued share capital as at the Latest Practicable Date. The maximum price that may be paid for an ordinary share is 105 per cent of the average middle market quotation for the five business days preceding the purchase, and the minimum price that may be paid for any ordinary share is its nominal value of US$0.50. BHP Group Limited Notice of Meeting 2021 13

Explanatory Notes continued If the authority is exercised, shares in BHP Group Plc could be bought back by BHP Group Plc directly. Alternatively, they could be purchased on-market by BHP Group Limited and subsequently transferred to BHP Group Plc for no consideration, following which BHP Group Plc would cancel those shares. The impact on the Group’s cash, gearing and interest levels would be the same for both alternatives. The aggregate number of BHP Group Plc ordinary shares that would be acquired (whether by way of direct market purchases by BHP Group Plc or by way of the alternative mechanism described above) would not exceed the maximum number of BHP Group Plc ordinary shares for which the buy-back authority is sought under Item 6 and the same maximum and minimum prices would apply to any purchases of BHP Group Plc shares by BHP Group Limited that are transferred to BHP Group Plc for cancellation. As at the Latest Practicable Date, there were options and other awards under employee share plans outstanding to subscribe for 324,489 shares in BHP Group Plc. If exercised in full, these would represent approximately 0.02 per cent of the issued share capital of BHP Group Plc as at the Latest Practicable Date. If the authority to buy back shares under Item 6 were exercised in full (or the maximum number of ordinary shares in respect of which the authority is given were acquired by the alternative mechanism described above, or by a combination of direct market purchases and the use of such mechanism), these options or other awards would, on exercise, represent approximately 0.01 per cent of the issued share capital of BHP Group Plc, net of the shares bought back. The UK Companies Act 2006 enables companies in the United Kingdom to hold any of their own shares they have purchased as treasury shares with a view to possible resale at a future date, rather than cancelling them. If BHP Group Plc was to exercise its buy-back authority, it may decide to hold, as treasury shares, any shares bought back by it. This would provide BHP Group Plc with additional flexibility in the management of its capital base, enabling it either to sell treasury shares quickly and cost-effectively or to use the treasury shares to satisfy awards under BHP employee share schemes. Any shares acquired by BHP Group Plc under the alternative mechanism described above would not be treated as treasury shares. BHP Group Plc currently holds no treasury shares. The authority conferred by this item would be exercised only after considering the effects on earnings per share and the benefits for shareholders in BHP Group Plc and BHP Group Limited generally. There is currently no intention to exercise this authority. The Directors did not use the equivalent authority granted by shareholders at last year’s AGMs. The renewal of the authority being sought will expire at the conclusion of the BHP AGMs in 2022. The law in Australia does not impose the same requirement. A resolution in respect of the buy back of securities in BHP Group Limited has, therefore, not been proposed. 14 BHP Group Limited Notice of Meeting 2021

How to access 1 Notice General of Meeting Annual 2 Notes Explanatory 3 participating Voting and 4 on information BHP 5 Shareholder information Item 7 Approval of the Remuneration Report other than the part containing the Directors’ remuneration policy Item 7 is an ordinary resolution required under UK law and is an advisory vote. The resolution is to approve the Remuneration Report for the year ended 30 June 2021, as set out in section 2.2 of the Annual Report 2021, other than the part containing the Directors’ remuneration policy report in section 2.2.2 of the Annual Report 2021. The UK Companies Act 2006 requires the Remuneration Report to be split into a Directors’ remuneration policy report and a Directors’ annual report on remuneration. The Directors’ remuneration policy report is required to be put to a shareholder vote at least once every three years, or sooner if any changes to the Directors’ remuneration policy are proposed. The Directors’ remuneration policy report was approved by shareholders at the 2019 AGMs and remains unchanged. Item 8 Approval of the Remuneration Report Item 8 is an ordinary resolution required under Australian law and is an advisory vote. For Australian law purposes, the Remuneration Report for the year ended 30 June 2021 comprises the whole of section 2.2 of the Annual Report 2021. The Remuneration Report is set out in section 2.2 of the Annual Report 2021 and is available at bhp.com. Item 9 Approval of grant to Executive Director It is proposed that Mike Henry, an Executive Director of BHP, be awarded securities under the Group’s incentive plans. If Item 9 is approved by shareholders, awards will be made under the Cash and Deferred Plan (CDP) and Long-Term Incentive Plan (LTIP) on the terms set out below and in the Directors’ remuneration policy previously approved by shareholders at the 2019 AGMs. Each award under the CDP and LTIP is a conditional right to one ordinary fully paid share in BHP Group Limited, subject to meeting the applicable service and/or performance conditions. These instruments have been proposed as they create share price alignment between Mr Henry and ordinary shareholders but do not provide him with the full benefits of share ownership (such as dividend and voting rights) unless and until the awards vest. BHP Group Limited Notice of Meeting 2021 15

Explanatory Notes continued Under Australian Securities Exchange (ASX) Listing Rule 10.14, shareholder approval is required for an issue of BHP Group Limited securities to Directors. Approval is not required where the terms of the scheme under which the grants are made require that the underlying shares are purchased on-market. BHP is seeking shareholder approval to provide flexibility regarding whether the underlying shares for Mr Henry’s awards are issued by BHP Group Limited or purchased on-market. There is no requirement under UK law or the UK Financial Conduct Authority’s Listing Rules to obtain shareholder approval for the proposed grants. (a) CDP awards: The Board, on the advice of the Remuneration Committee, is proposing a grant of 49,304 CDP two-year awards and a grant of 49,304 CDP five-year awards to Mr Henry. Value of the CDP awards: Mr Henry’s performance was tested against his predetermined CDP performance conditions for the year ended 30 June 2021 and the Board determined that the value earned by Mr Henry for his FY2021 CDP awards is US$4,692,000. As per the terms of the CDP, one-third will be paid in cash in September 2021, one-third granted as CDP two-year awards and one-third granted as CDP five-year awards; with the vesting of the CDP five-year awards to be underpinned by a five-year holistic review of performance. How the number of CDP awards was calculated: The actual number of CDP awards to be granted to Mr Henry was calculated using the following formula: The maximum value of the CDP grant (being US$1,564,000 for the CDP two-year awards and US$1,564,000 for the CDP five-year awards) was multiplied by the US$/A$ exchange rate, being the average exchange rate over the 12 months up to and including 30 June 2021, to convert the award value into Australian dollars. This amount was then divided by the average daily closing price of BHP Group Limited shares traded on the ASX over the 12 months up to and including 30 June 2021, and rounded down to the nearest whole number of awards. Vesting of CDP awards: On vesting, each CDP award that vests will entitle Mr Henry to receive one share in BHP Group Limited. Before vesting, the awards do not carry entitlements to ordinary dividends or other shareholder rights. A dividend equivalent payment is provided on vested CDP awards (in the form of additional shares). The Remuneration Committee has a discretion to settle CDP awards in cash. The Remuneration Committee also has a discretion not to vest CDP awards if it determines that vesting is not justifiable or supportable, even if performance criteria have been satisfied. Underpin: To ensure any vesting of CDP five-year awards is underpinned by satisfactory performance post-grant, the vesting will be subject to an underpin. This will encompass a holistic review of performance at the end of the five-year vesting period, including a five-year view on health, safety, environment and community (HSEC) performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct. Malus and clawback: The CDP rules allow the Remuneration Committee to reduce or clawback CDP awards in a range of circumstances, including where the participant acts fraudulently or dishonestly or is in material breach of their obligations to BHP. 16 BHP Group Limited Notice of Meeting 2021

How to access 1 General Notice of Meeting Annual 2 Notes Explanatory 3 Voting participating and 4 information on BHP 5 information Shareholder Cessation of employment: In case of voluntary resignation or termination of Mr Henry’s employment for cause, unvested CDP awards will lapse. In case of death, serious injury, illness, disability or total and permanent disablement, unvested CDP awards will vest in full. In case of cessation of employment as agreed with the Board, unvested CDP two-year awards and a pro rata portion (based on the proportion of the vesting period elapsed) of unvested CDP five-year awards continue to be held on the existing terms (subject to the Remuneration Committee’s discretion to lapse some or all of the awards). Change of control: In the event of a change of control event (for example, takeover, compromise or arrangement, winding up of BHP) as defined in the CDP rules, all unvested CDP two-year awards will vest in full and all unvested CDP five-year awards will vest pro rata (based on the proportion of the vesting period elapsed up to the date of the change of control event). (b) LTIP awards: The Board, on the advice of the Remuneration Committee, is proposing a grant of 107,183 LTIP awards with a face value equal to 200 per cent of Mr Henry’s annual base salary (i.e. US$1,700,000 x 200 per cent = US$3,400,000). How the number of LTIP awards was calculated: The actual number of LTIP awards proposed to be granted to Mr Henry was calculated using the following formula: The maximum value of the LTIP grant (being US$3,400,000) was multiplied by the US$/A$ exchange rate, being the average over the 12 months up to and including 30 June 2021, to convert the award value into Australian dollars. This amount was then divided by the average daily closing price of BHP Group Limited shares traded on the ASX over the 12 months up to and including 30 June 2021, and rounded down to the nearest whole number of awards. The face value of US$3,400,000 was determined with the input of the Remuneration Committee’s independent adviser and through an analysis of Mr Henry’s total target remuneration, as assessed by reference to a number of factors, including the extent to which the total remuneration is appropriate for Mr Henry’s role and the extent to which it is market competitive. Performance conditions: Vesting of Mr Henry’s LTIP awards is conditional on achieving five-year relative total shareholder return (TSR) performance conditions as set out below. BHP’s TSR is a weighted average of the TSRs of BHP Group Limited and BHP Group Plc and calculated using an averaging period of six months. Sixty-seven per cent of Mr Henry’s LTIP awards will vest subject to BHP’s TSR relative to the weighted median TSR of sector peer companies selected by the Committee (Peer Group TSR). Thirty-three per cent of Mr Henry’s rights will vest subject to BHP’s TSR relative to the MSCI World index (Index TSR). Each company in the peer group is weighted by market capitalisation, with a maximum weighting for any one company of 25 per cent and a minimum weighting of 0.4 per cent to reduce sensitivity to any single peer company. BHP Group Limited Notice of Meeting 2021 17

Explanatory Notes continued Testing of performance conditions: For full vesting of either component of the LTIP grant to occur, BHP’s TSR must be at or exceed the weighted 80th percentile of the Peer Group TSR or the Index TSR (as applicable for that component). Threshold vesting (25 per cent of each component of the LTIP grant) occurs where BHP’s TSR equals the weighted 50th percentile (i.e. the median) of the Peer Group TSR or the Index TSR (as applicable). Vesting occurs on a sliding scale between the weighted 50th and 80th percentiles. Where the TSR performance condition is not met, there is no retesting and LTIP awards will lapse. Before deciding on the final incentive outcomes for the CEO, the Remuneration Committee first considers the achievement against the pre-determined performance conditions. The Remuneration Committee then applies its overarching discretion on the basis of what it considers to be a fair and commensurate remuneration level to decide if the outcome should be reduced. Vesting of LTIP awards: On vesting, each LTIP award will entitle Mr Henry to receive one share in BHP Group Limited. Before vesting, the LTIP awards do not carry entitlements to ordinary dividends or other shareholder rights. A dividend equivalent payment is provided on vested LTIP awards (in the form of additional shares). The Remuneration Committee has a discretion to settle LTIP awards in cash. The Remuneration Committee also has a discretion not to vest LTIP awards if it determines that vesting is not justifiable or supportable, even if performance criteria have been satisfied. Underpin: To ensure any vesting of LTIP awards is underpinned by satisfactory performance, the vesting will be subject to an underpin. This will encompass a holistic review of performance at the end of the five-year vesting period, including a five-year view on HSEC performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct. Malus and clawback: The LTIP rules allow the Remuneration Committee to reduce or clawback LTIP awards in a range of circumstances, including where the participant acts fraudulently or dishonestly or is in material breach of their obligations to the Group. Cessation of employment: In case of voluntary resignation or termination of Mr Henry’s employment for cause, unvested LTIP awards will lapse. In case of death, serious injury, illness, disability or total and permanent disablement, unvested LTIP awards will vest in full. In case of cessation of employment as agreed with the Board, a pro rata portion of unvested LTIP awards (based on the proportion of the performance period elapsed) will continue to be held subject to the LTIP rules and terms of grant. The balance will lapse. Change of control: In the event of a change of control event (for example, takeover, compromise or arrangement, winding up of the Group) as defined in the LTIP rules, the Remuneration Committee may determine that unvested LTIP awards will either (i) be prorated (based on the proportion of the performance period elapsed up to the date of the change of control event) and vest to the extent the Remuneration Committee determines appropriate (with reference to performance against the performance condition up to the date of the change of control event and expectations regarding future performance) or (ii) be lapsed if the Remuneration Committee determines the holders will participate in an acceptable alternative employee equity plan as a term of the change of control event. 18 BHP Group Limited Notice of Meeting 2021

How to access 1 General Notice of Meeting Annual 2 Notes Explanatory 3 Voting participating and 4 information on BHP 5 information Shareholder (c) There is no cost payable by Mr Henry and no loan made by BHP to Mr Henry in relation to the grant of the CDP or LTIP awards or the allocation of shares on vesting of the awards. (d) Mr Henry was the only Director (or associate of a Director) entitled to participate in the CDP and the LTIP in the year ended 30 June 2021. Details of Mr Henry’s maximum current total remuneration package are set out below. Remuneration component Amount Annual base salary US$1,700,000 Pension contribution 10% of annual base salary Benefits Maximum of 10% of annual base salary CDP – cash Maximum of 120% of annual base salary CDP – two-year awards Maximum of 120% of annual base salary CDP – five-year awards Maximum of 120% of annual base salary LTIP – five-year awards Maximum of 200% of annual base salary Further details of Mr Henry’s remuneration are contained in BHP’s Remuneration Report which is set out in section 2.2 of the Annual Report 2021. (e) 273,583 awards have been granted to Mr Henry under the CDP (including, in its previous format, the Short-Term Incentive Plan) (at no cost) as prior year short-term incentives and 1,362,179 awards have been granted to Mr Henry under the LTIP (at no cost) as prior year long-term incentives. (f) If shareholder approval is obtained, the CDP and LTIP awards that are the subject of this approval will be granted to Mr Henry following the AGMs, and in any event prior to 11 November 2024. If shareholder approval is not obtained, the Board will consider alternative arrangements to appropriately remunerate and incentivise Mr Henry. Details of any securities issued under the CDP and LTIP will be published in the Annual Report 2022, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14. Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in an issue of securities under the CDP and LTIP after the resolution is approved and who were not named in this Notice of Meeting will not participate until approval is obtained under that rule. For information on the CDP and LTIP, refer to section 2.2.2 of the Annual Report 2021 available at bhp.com. The LTIP Rules are also available at bhp.com. Items 10 to 19 Election of Directors The Boards of BHP Group Limited and BHP Group Plc must be identical and operate as one. In the interests of simplicity, one resolution is proposed in respect of the election of each candidate to both the Board of BHP Group Limited and to the Board of BHP Group Plc. Accordingly, in each resolution, reference to ‘BHP’ is a reference to both BHP Group Limited and BHP Group Plc. The resolution to appoint each candidate is proposed as a separate resolution. Under the Constitution of BHP Group Limited and the Articles of Association of BHP Group Plc, at least one-third of Directors must retire (and may seek re-election) at each AGM. However, taking account of the recommendations in the UK Corporate Governance Code, the Board has adopted a policy under which all Directors seek re-election annually. All current Directors are retiring and are offering themselves for re-election, with the exception of Susan Kilsby and Anita Frew who have decided not to seek re-election at this year’s AGMs. BHP Group Limited Notice of Meeting 2021 19

Explanatory Notes continued The Board annually reviews the performance of each Director seeking re-election at the AGMs, with assistance from the Nomination and Governance Committee. The review is designed to assess the effectiveness of each person. All Directors seeking re-election at the 2021 AGMs contributed to the review of every other Director during the year. The Nomination and Governance Committee has also reviewed the skills, backgrounds, knowledge, experience and diversity of geographic location, nationality and gender represented on the Board. In addition, the Chair, drawing on guidance from the Remuneration Committee, led an evaluation of the performance of the Chief Executive Officer (CEO) on behalf of all Non-executive Directors. The criteria used to assess the CEO’s performance are set out in section 2.2.3 of the Annual Report. On the basis of these reviews and for the reasons outlined below in relation to each Director, the Board considers that all Directors seeking re-election demonstrate commitment to their role, that the contribution of each Director is, and continues to be, important to BHP’s long-term sustainable success, and that the Board as a whole has an appropriate mix of skills, backgrounds, knowledge, experience and diversity to operate effectively. Accordingly, the Board recommends to shareholders the re-election of all retiring Directors who offer themselves for re-election. All Non-executive Directors are considered by the Board to be independent, on the basis that they are independent of management and any business, interest or other relationship that could or could be perceived to materially interfere with the exercise of their objective, unfettered or independent judgement or their ability to act in the best interests of the BHP Group. The Annual Report contains further information on the independence of Directors in section 2.1.9. The biographical details, skills and experience of each of the Directors standing for re-election are set out below and in section 2.1.2 of the Annual Report. Item 10 Terry Bowen BAcct, FCPA, MAICD, 54 Mr Bowen is currently the Chair of the Operations Group at BGH Capital, and a Non-executive Director of Transurban Group. Previously, Mr Bowen served as Managing Partner and Head of Operations at BGH Capital. He served as an Executive Director and Finance Director of Wesfarmers Limited from 2009 to 2017, which included chairing a number of Wesfarmers’ operating divisions. Prior to this, Mr Bowen held various senior executive roles within Wesfarmers, including as Finance Director of Coles, Managing Director of Industrial and Safety and Finance Director of Wesfarmers Landmark. Prior to his time at Wesfarmers, he served in various financial roles in several leading companies in Australia. Mr Bowen is a former Director of Gresham Partners and past President of the National Executive of the Group of 100 Inc. He has significant executive experience across a range of diversified industries. He has deep financial expertise, and extensive experience in capital allocation discipline, commodity value chains and strategy. Mr Bowen has been a Director of BHP since October 2017, and is Chair of the Risk and Audit Committee and a member of the Nomination and Governance Committee. Mr Bowen says: BHP is an exceptional organisation that is repositioning itself for the future with the aim to deliver long-term value for shareholders. My background in financial, strategic and operational areas across a broad range of industries and complex operations has provided me with significant capital allocation discipline, commodity value chain expertise and strategic experience. It is this experience that positions me well to contribute positively to the work of the Board, Nomination and Governance Committee and Risk and Audit Committee. In particular, my financial and risk experience is critical to the important work of the Risk and Audit Committee. The Board recommends the re-election of Mr Bowen. 20 BHP Group Limited Notice of Meeting 2021

How to access 1 General Notice of Meeting Annual 2 Notes Explanatory 3 Voting participating and 4 information on BHP 5 Shareholder information Item 11 Malcolm Broomhead AO MBA, BE, FAICD, 69 Mr Broomhead is the current Chairman of Orica Limited (a global mining services and chemicals company) and was Orica’s Managing Director and Chief Executive Officer from 2001 until September 2005. He is also a Director of the Walter and Eliza Hall Institute of Medical Research. Prior to joining Orica, Mr Broomhead held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer and, prior to that, held senior management positions with Halcrow (UK), MIM Holdings, Peko Wallsend and Industrial Equity. Mr Broomhead has extensive experience as a Non-executive Director of global organisations, and as a chief executive of large global industrial and mining companies. Mr Broomhead has a broad strategic perspective and understanding of the long-term cyclical nature of the resources industry and commodity value chains, with proven health, safety and environment, and capital allocation performance. Mr Broomhead has been a Director of BHP since March 2010, and is a member of the Sustainability Committee and the Nomination and Governance Committee. Mr Broomhead says: BHP is committed to delivering long-term value to shareholders through the execution of an effective strategy, and the disciplined allocation of capital. My extensive leadership experience as a CEO and Board member of global resource and industrial companies enables me to make a significant contribution to the deliberations of the Board, particularly with respect to capital allocation discipline, strategy, commodity value chains and health, safety, environmental and community matters. The Board recommends the re-election of Mr Broomhead. Item 12 Xiaoqun Clever Diploma in Computer Science and International Marketing, MBA, 51 Ms Clever has over 20 years’ experience in technology with a focus on software engineering, data and analytics, cybersecurity and digitalisation. She held various roles with SAP SE from 1997 to 2013, including Chief Operating Officer of Technology and Innovation, Senior Vice-President of Design and New Applications and Executive Vice-President and President of Labs in China. Since 2014, Ms Clever has held senior roles at Ringier AG and ProSiebenSat.1 Media SE as Chief Technology Officer. Ms Clever has extensive global experience in the technology sector, including in China, which will enable her to make significant contributions in relation to BHP’s strategy and risk management. Ms Clever currently serves on the board of Capgemini SE, Infineon Technologies AG, and Amadeus IT Group SA. Ms Clever has been a Director of BHP since 1 October 2020, and is a member of the Risk and Audit Committee. Ms Clever says: BHP is committed to creating long-term value for our shareholders and considers social value and financial value in the decisions we make. I believe my significant operational and change management experience in the technology and media sector, focused on data and analytics, cybersecurity and digitalisation, enables me to support BHP’s purpose ‘to bring people and resources together to build a better world’. My multi-cultural background, global executive and non-executive experience, and international network in the digital community, position me well to make a valuable contribution to both strategic direction and risk management. The Board recommends the re-election of Ms Clever. BHP Group Limited Notice of Meeting 2021 21

Explanatory Notes continued Item 13 Ian Cockerill MSc (Mining and Mineral Engineering), BSc (Hons) (Geology), AMP – Oxford University Templeton College, 67 Mr Cockerill has extensive global mining operational, project and executive experience having initially trained as a geologist. He was formerly the Chief Executive Officer of Anglo American Coal, Chief Executive Officer and President of Gold Fields Limited, and a senior executive with AngloGold Ashanti and Anglo American Group. Mr Cockerill brings deep insight and experience on strategy and risk through his extensive non-executive background. He is currently the Chair of Polymetal International Inc and a Non-executive Director of I-Pulse Inc. Mr Cockerill is also a Director of the Leadership for Conservation in Africa and the Chair of Conservation 360, a Botswanan conservation NGO dealing with anti-poaching initiatives. He has formerly served on the boards of BlackRock World Mining Trust (as a director and as Chair), Orica Limited (as a director) and Ivanhoe Mines Ltd (as Lead Independent Director). Mr Cockerill has been a Director of BHP since April 2019, and is a member of the Risk and Audit Committee and the Sustainability Committee). Mr Cockerill says: BHP’s strategy of combining world-class assets with future-facing commodities, exceptional operating capability, and disciplined capital allocation, while being industry leaders in sustainability and social value is aimed at delivering long-term value for our shareholders and the broader community. My extensive global resource experience, both executive and non-executive, enables me to make a significant contribution to the BHP Board and to the Risk and Audit Committee and the Sustainability Committee. The Board recommends the re-election of Mr Cockerill. Item 14 Gary Goldberg BS (Mining Engineering), MBA, 62 Mr Goldberg has over 35 years’ global executive experience, including deep expertise in mining, strategy, risk, commodity value chain, capital allocation discipline and public policy. He was the Chief Executive Officer of one of the world’s largest gold producers, Newmont Corporation, from 2013 until October 2019, with responsibility for Newmont’s 37,000 employees and contractors, and operations in United States, Australia, Argentina, Canada, Dominican Republic, Mexico, Peru, Ghana and Suriname. Prior to joining Newmont, Mr Goldberg was President and Chief Executive Officer of Rio Tinto Minerals, and served in executive leadership roles in Rio Tinto’s coal, gold, copper and industrial minerals businesses. Mr Goldberg is the former Vice Chair of the World Gold Council and the former Treasurer of the International Council on Mining and Metals, and previously served as Chair of the National Mining Association in the United States from 2008 to 2010. Mr Goldberg also has non-executive director experience, having previously served on the board of Port Waratah Coal Services Limited and Rio Tinto Zimbabwe. Mr Goldberg has been a Director of BHP since February 2020, and the Senior Independent Director of BHP Group Plc since December 2020. He is a member of the Remuneration Committee, the Sustainability Committee and the Nomination and Governance Committee. 22 BHP Group Limited Notice of Meeting 2021

How to access 1 General Notice of Meeting Annual 2 Notes Explanatory 3 Voting participating and 4 information on BHP 5 information Shareholder Mr Goldberg says: BHP continues to evolve with a focus on delivering long-term value to our shareholders, underpinned by its strong commitment to creating social value for all stakeholders. I endeavour to make a valuable contribution to Board and Committee decision-making utilising my 35 years of executive experience in areas including strategy, risk, commodity value chain, capital allocation discipline and public policy. I have a particular focus on safety, sustainable development and profitable growth, and my extensive experience in the global resources sector positions me well to complement the skills and experience on the Board. The Board recommends the re-election of Mr Goldberg. Item 15 Mike Henry BSc (Chemistry), 55 Mr Henry became CEO and Executive Director of BHP in January 2020. His focus is on growing financial and social value for the company through the safe and sustainable delivery of operational excellence and a future-facing portfolio. Mr Henry has over 30 years’ experience in minerals and petroleum in a global career spanning Australia, Asia, the Americas and Europe. He has held roles accountable for operations, marketing and trading, procurement, business development, strategy, technology, capital projects and health, safety, environment and community. Prior to being appointed CEO, Mr Henry was responsible for leading BHP’s Minerals Australia business of 45,000 people, with revenues of US$29 billion, EBITDA of US$16 billion and capital spend of US$3 billion. Mr Henry says: BHP has a clear strategy aimed at delivering significant long-term value for our shareholders and for society. It has been a privilege to lead BHP since January 2020. I am proud of the way the BHP team has successfully navigated the challenges of the past year and the strong safety, operational and financial performance that has been achieved. BHP continues to evolve to meet the needs of a changing world. Our foundation remains our values, operating capability, disciplined approach to capital management, and our approach to risk management. We are investing in the well-being and capability of our people, and are focused on deepening our relationships with our suppliers, customers, communities and host governments. We are building upon our current strong portfolio through creating and securing more options to grow value in future facing commodities. We will continue to deliver attractive returns and value for our stakeholders. I believe my experience built over 30 years in the global resources industry and my capacity to build effective relationships with stakeholders position me well to continue to lead BHP. The Board recommends the re-election of Mr Henry. Item 16 Ken MacKenzie BEng, FIEA, FAICD, 57 Mr MacKenzie was the Managing Director and Chief Executive Officer of Amcor Limited, a global packaging company with operations in over 40 countries, from 2005 until 2015. During his 23-year career with Amcor, Mr MacKenzie gained extensive experience across all of Amcor’s major business segments in developed and emerging markets in the Americas, Australia, Asia and Europe. Ken currently sits on the Advisory Board of American Securities Capital Partners LLC (since January 2016) and is a part-time advisor at Barrenjoey (since April 2021). BHP Group Limited Notice of Meeting 2021 23

Explanatory Notes continued As a former CEO, Mr MacKenzie has extensive global and executive experience, and a deeply strategic approach, with a focus on capital discipline and the creation of long-term shareholder value. He has insight and understanding in relation to organisational culture, the external environment, the diverse interests of our stakeholders and emerging issues related to the creation of social value. Mr MacKenzie has been a Director of BHP since September 2016, and was appointed Chair in September 2017. He is Chair of the Nomination and Governance Committee. Mr MacKenzie says: BHP is driven by our purpose: ‘To bring people and resources together to build a better world’. Our strategy is to deliver long-term value and returns through the cycle. We aim to do this through owning a portfolio of world-class assets with exposure to highly attractive commodities which benefit from the mega-trends playing out in the world around us, by operating them exceptionally well, by maintaining a disciplined approach to capital allocation and through being industry leaders in sustainability and the creation of social value. While BHP’s strong performance over the past year illustrates the strength of our strategy and the resilience of our company, we will continue to evolve and reposition the organisation to capture future-facing opportunities, and support the energy transition. As we move forward, we remain committed to creating value for our shareholders and making a positive contribution to society. The Board recommends the re-election of Mr MacKenzie. Item 17 John Mogford BEng, 68 Mr Mogford spent the majority of his career in various leadership, technical and operational roles at BP Plc. From 2009 until 2015, he was the Managing Director and an Operating Partner of First Reserve, a large global energy focused private equity firm, during which time he served on the boards of First Reserve’s investee companies, including as Chair of Amromco Energy LLC and White Rose Energy Ventures LLP. Mr Mogford retired from the boards of Weir Group Plc and one of First Reserve’s portfolio companies, DOF Subsea AS, in 2018, and is currently a Non-executive Director of ERM Worldwide Group Limited. Mr Mogford has significant global executive experience, including in oil and gas, capital allocation discipline, commodity value chains and health, safety and environment. He has also held roles as a Non-executive Director on a number of boards. Mr Mogford has been a Director of BHP since October 2017, and is Chair of the Sustainability Committee and a member of the Nomination and Governance Committee. Mr Mogford says: BHP is a strong organisation that has a portfolio of high-quality assets, a strong balance sheet and a clear strategy to grow long-term value for its shareholders. Part of BHP’s strength lies in its commitment to the health and safety of its people, operational excellence, and robust capital allocation and risk management, underpinned by a commitment to generating social value for all its stakeholders. My strategic expertise and understanding of commodity value chains, coupled with my deep technical and operational experience in the oil and gas industry, enables me to contribute to effective Board decisions. My risk management expertise and understanding of health, safety, environment and community matters gained through my executive and non-executive careers positions me well in my role as Chair of the Sustainability Committee and as a member of the Nomination and Governance Committee. The Board recommends the re-election of Mr Mogford. 24 BHP Group Limited Notice of Meeting 2021

How to access 1 Notice General of Meeting Annual 2 Explanatory Notes 3 Voting participating and 4 on information BHP 5 Shareholder information Item 18 Christine O’Reilly BBus, 60 Ms O’Reilly has extensive experience in both executive and non-executive roles with deep financial and public policy expertise, as well as valuable experience in large-scale capital projects and transformational strategy. Ms O’Reilly has over 30 years’ executive experience in the financial and infrastructure sectors, including as the Chief Executive Officer of the GasNet Australia Group and as Co-Head of Unlisted Infrastructure Investments at Colonial First State Global Asset Management. Ms O’Reilly is currently a Non-executive Director of Stockland Limited, Medibank Private Limited and the Baker Heart and Diabetes Institute, and will join the board of Australia and New Zealand Banking Group Limited from November 2021. She was previously a Non-executive Director of Energy Australia Holdings Limited, Transurban Group and CSL Limited. Ms O’Reilly has been a Director of BHP since October 2020, and is Chair of the Remuneration Committee and a member of the Risk and Audit Committee and the Nomination and Governance Committee. Ms O’Reilly says: As a large, global organisation, BHP operates in a complex and ever-evolving geopolitical and regulatory environment. My financial, operational and public policy expertise enables me to contribute to Board discussions as the company navigates through this environment. Over the course of my career, I have held both executive and non-executive roles across a number of sectors. This has equipped me with the breadth of experience, insights and perspectives which will enable me to make a valuable contribution to the Board, as the Chair of the Remuneration Committee, and as a member of the Risk and Audit and Nomination and Governance Committees. The Board recommends the re-election of Ms O’Reilly. Item 19 Dion Weisler BAppSc (Computing), HonLLD, 54 Mr Weisler has extensive global executive experience, including in chief executive officer and operational roles. In particular, he has valuable transformation and commercial experience in the global information technology sector, a focus on capital discipline, as well as perspectives on current and emerging ESG issues. Mr Weisler served as the President and Chief Executive Officer of HP Inc. from 2015 to 2019, and as a Director and Senior Executive Adviser until May 2020. Prior to joining HP in 2012, he held a number of senior executive roles at Lenovo Group Limited, including as Vice President and Chief Operating Officer of the Product and Mobile Internet Digital Home Groups, and as Vice President and General Manager, South East Asia. He also has experience at Telstra Corporation as the General Manager Conferencing and Collaboration, and from 1987 to 2001 held various positions at Acer Inc., including as Managing Director, Acer UK. Mr Weisler is currently a Non-executive Director of Thermo Fisher Scientific Inc. and Intel Corporation. Mr Weisler has been a Director of BHP since June 2020, and is a member of the Remuneration Committee. BHP Group Limited Notice of Meeting 2021 25

Explanatory Notes continued Mr Weisler says: BHP operates in a complex and dynamic global environment. The company meets these challenges by being guided by its purpose, adhering to its clear strategy and living by its values. I believe my executive experience in the global technology sector combined with my transformation and commercial experience enables me to make a meaningful contribution to the Board. As a former CEO, I have a strategic approach that encompasses a strong focus on capital discipline, in addition to a sound appreciation for environmental and governance issues. I have both executive and non-executive experience with remuneration committees, which positions me well as a member of the BHP Remuneration Committee. The Board recommends the re-election of Mr Weisler. Item 20 Approval of the Climate Transition Action Plan Item 20 is an advisory vote in relation to BHP’s Climate Transition Action Plan. The Climate Transition Action Plan is available at bhp.com/investors. BHP has an important role to play in supporting the transition to a net-zero emissions future. The Climate Transition Action Plan explains our emissions targets and the actions we intend to take based on the information available to us. The Climate Transition Action Plan includes: 1) Our Scope 1 and 2 emissions position and performance – the goal and targets we have set ourselves in our commitment to decarbonise our operations 2) Scope 3 emissions position and performance – the goals and targets we have set ourselves to support efforts to reduce emissions in our value chain 3) Assessing capital alignment with a 1.5ºC world – our approach to strategy and operational and commercial decision making in consideration of a range of different global, sectoral and regional scenarios, including a 1.5ºC outcome 4) Just transition – our approach to dealing with the challenges associated with the transition of our communities and employees as assets come to the end of their operating life 5) Climate policy engagement – including our strengthened approach to industry associations to ensure our review identifies areas of inconsistency with the Paris Agreement 6) Climate governance – our approach to stakeholder engagement, Board and management skills and capability, and strengthening the link between executive remuneration and climate change strategy. This advisory vote is intended to provide a forum for shareholders to discuss and provide feedback on the Climate Transition Action Plan. We believe it is important for all shareholders to have an opportunity to engage with us on our climate strategy and actions. The advisory vote is not binding but the Board will take the outcome of the vote and discussion at the meeting into account in determining how BHP progresses, evaluates and looks to improve upon the initiatives set out in the Climate Transition Action Plan. The Directors retain ultimate responsibility for our strategy. It is proposed that we would hold an advisory vote in relation to BHP’s Climate Transition Action Plan every three years. The Board recommends that shareholders vote in favour of the Climate Transition Action Plan. 26 BHP Group Limited Notice of Meeting 2021

How to access 1 General Notice of Meeting Annual 2 Notes Explanatory 3 Voting participating and 4 information on BHP 5 Shareholder information Items 21 to 23 Resolutions requisitioned by shareholders Shareholders of BHP Group Limited representing approximately 0.01 per cent of the shares on issue in BHP Group Limited (and approximately 0.006 per cent of the shares on issue in the combined BHP Group) have proposed the resolutions set out at Items 21 and 22 for the BHP Group Limited AGM under section 249N of the Australian Corporations Act. A separate group of shareholders representing approximately 0.009 per cent of the shares on issue in BHP Group Limited (and approximately 0.006 per cent of the shares on issue in the combined BHP Group) have proposed the resolution set out at Item 23. The relevant shareholders have also requested, pursuant to section 249P of the Australian Corporations Act, the statements set out in Appendix 1 to this Notice of Meeting be provided to shareholders. No equivalent resolutions (or request to distribute the statements) have been proposed by shareholders in BHP Group Plc. However, consistent with the Dual Listed Company structure and the Articles of Association of BHP Group Plc, the Board is including the requisitioned resolutions as additional resolutions on the agenda of business for the BHP Group Plc AGM, and providing the statements to shareholders of BHP Group Plc. Item 21 Amendments to the Constitution of BHP Group Limited Item 21 seeks an amendment to the Constitution of BHP Group Limited. There is no proposal to amend the Articles of Association of BHP Group Plc. The requisitioning shareholders’ statement in relation to this Item is set out in Appendix 1 to this Notice of Meeting. Statement by the Board The Board does not consider the proposal to insert a new rule into the Constitution of BHP Group Limited in the form set out in Item 21 to be in the interests of BHP shareholders as a whole and recommends that shareholders vote against the resolution. The power to manage the business of BHP Group Limited is conferred on the Board by the Constitution. It is important that the Directors are able to make decisions using their business judgement about the business and affairs of the Group and in the interests of shareholders as a whole. The Board does not consider the proposed resolution is necessary in light of shareholders’ existing rights and the existing opportunities for shareholders to express opinions and request information from BHP. Shareholders already have a right under the Australian Corporations Act to put effective resolutions to general meetings. In addition, the Board must (and does) in the normal course take into account shareholder views. Those views can be expressed through a range of channels. Shareholders are able to ask questions about or make comments on the management of BHP at any time, including at AGMs. There is also regular and extensive engagement between BHP (at Board Chair, Non-executive Director and management level) and its institutional and retail shareholders. BHP Group Limited Notice of Meeting 2021 27

Explanatory Notes continued If shareholders disapprove of actions taken by the Directors or their response to issues raised by shareholders, shareholders can refuse to re-elect them or remove them from office by ordinary resolution. The Board’s policy on re-election of Directors provides this opportunity to shareholders annually. If approved the proposed amendment to the Constitution of BHP Group Limited would allow resolutions to be put forward without any regulatory oversight or thresholds required in other jurisdictions. For example, in the United States, shareholder resolutions are regulated (e.g. to prevent duplicate resolutions, resolutions designed to redress a personal grievance against the company and resolutions dealing with a matter that the company has already substantially implemented). In the United Kingdom, under widely used constitutional provisions, shareholder resolutions must be structured as special resolutions (requiring a 75 per cent majority vote) and must be ‘directive’ rather than ‘advisory’. Imposing a constitutionally mandated obligation to put advisory resolutions to the company’s shareholders would increase the scope for requisitioned resolutions to be used by groups whose interests are not aligned with, and may be contrary to, those of BHP. The Board is concerned that a constitutional right to propose such resolutions is likely to disproportionately favour those who have a practice of requisitioning special interest resolutions. This could result in the business of future shareholder meetings being dominated by non-binding special interest resolutions. The Board considers any change relating to shareholder requisitioned resolutions is a matter for the Australian Government, rather than a matter to be dealt with company-by-company through constitutional amendment. Addressing the matter through law reform has the benefit of ensuring an appropriate weighing of considerations occurs, taking into account appropriate thresholds and oversight, and it would apply to all Australian public companies. Notwithstanding the above, the Board intends to allow a reasonable opportunity at the AGM for shareholders to ask questions regarding Items 21 to 23, even if Item 21 is not passed. Recommendation For the reasons set out above, the Board has formed the view that Item 21 is not in the interests of shareholders of BHP as a whole and therefore recommends that shareholders vote against Item 21. The Chair of the Meeting intends to vote undirected proxies against Item 21. Item 22 Climate-related lobbying Item 22 is an advisory resolution and is conditional on item 21 being passed by special resolution. The requisitioning shareholders’ statement in relation to this Item is set out in Appendix 1 to this Notice of Meeting. Statement by the Board The resolution in Item 22 is substantively aligned with the Group’s existing approach. As a result, the Board recommends that shareholders vote in favour of the resolution. However, the Board does not support or agree with the supporting statement from the shareholders proposing Item 22 for the reasons outlined below. BHP is a member of industry associations around the world. These memberships allow BHP to work with other companies to advocate on areas of collective interests, to share best practice, and to raise the standards of members on issues like health and safety, Indigenous and community relationships, and environmental stewardship. 28 BHP Group Limited Notice of Meeting 2021

How to access 1 General Notice of Meeting Annual 2 Explanatory Notes 3 participating Voting and 4 information on BHP 5 information Shareholder BHP has a robust process for reviewing its membership of industry associations, specifically regarding assessment of an association’s advocacy against our Global Climate Policy Standards. The process is continually reviewed and strengthened when appropriate enhancements are identified. We undertake regular monitoring and take action to exit or suspend membership when necessary. BHP’s governance of its industry associations forms a core part of its strategic climate agenda. Further details of our approach are contained in section 6 of the Climate Transition Action Plan. Shareholders have the opportunity to consider the Climate Transition Action Plan at Item 20 and the Board considers that the Plan and Item 20 address the primary concerns raised by the shareholders requisitioning this resolution. BHP recognises that there is considerable stakeholder interest in the role played by industry associations in public policy debates, particularly in the context of climate change policy. Over the past five years, BHP has introduced a range of measures to strengthen BHP’s governance of its member associations and their climate change advocacy. These include: – publishing BHP’s Global Climate Policy Standards(1), which set the Group’s expectations for how member associations should advocate on climate policy. These standards include having an explicit position supporting the goals of the Paris Agreement and the setting of emissions reduction targets aligned with these goals – establishing a transparent process to review the alignment between BHP’s climate policy positions and those held by the Group’s member associations, and to act (such as cessation or suspension of the Company’s membership) where ‘material differences’ have been identified – committing to disclose in ‘real time’ if BHP determines that one of the Group’s member associations has substantially departed from the Global Climate Policy Standards – working with key member associations in Australia to clarify advocacy roles and responsibilities and improve the transparency of their advocacy activities – disclosing key information about BHP’s material member associations, including membership fees and the Group’s rationale for membership(2) As well as its ‘real time monitoring’, BHP will be conducting its next full industry association review in 2022. This will be informed by an assessment of the recent industry association reviews published by peer companies, and engagement with investors and other stakeholders on best practice. In accordance with BHP’s principles for participating in industry associations, if BHP’s review identifies a material difference with a member association on climate policy, BHP will consider a range of remediation measures, including suspension or cessation of membership. BHP’s general view, however, is that there is greater scope to achieve positive climate outcomes if the Group uses its influence within industry associations to influence the association’s approach to climate policy. As an example of this, the table below describes the results BHP has been able to achieve with the four industry associations that were identified as having one or more material differences on climate and energy policy in the Group’s last industry association review. (1) globalclimatepolicystandards https://www.bhp.com/-/media/documents/ourapproach/operatingwithintegrity/industryassociations/200814 —-aug20.pdf?la=en _ (2) https://www.bhp.com/about/operating-ethically/industry-associations BHP Group Limited Notice of Meeting 2021 29

Explanatory Notes continued

Industry association	Finding from 2019 industry association review	Progress
American Petroleum Institute	Two material differences were identified, relating to API's opposition to the direct regulation of methane and its lack of an articulated position on the Paris Agreement.	API has subsequently addressed both of these differences. It now expressly supports the goals of the Paris Agreement(3), and has shifted its position to support the direct regulation of methane(4). Beyond this, API has recently developed a Climate Action Framework(5) to guide the sector's approach to climate change. This is underpinned by support for an economy-wide carbon price policy. BHP continues to engage with API to further strengthen its approach to advocacy aligned with the Paris Agreement.
Mining Association of Canada	One material difference was identified, relating to the association's lack of an articulated position on the Paris Agreement.	Following BHP engagement, the association's Board of Directors approved an update to its position on climate change. This update provides explicit support for the Paris Agreement and its goals(6).
New South Wales Minerals Council	One material difference was identified, relating to comments from NSWMC suggesting the association believed emissions reduction should be deprioritised relative to the goals of affordability and reliability.	The NSWMC has subsequently published a new climate change statement. This statement supports the Paris Agreement, and acknowledges the importance of having an integrated climate and energy policy(7). BHP has continued to engage with the NSWMC to ensure it adheres to its new climate change statement, and that its advocacy is consistent with BHP's Global Climate Policy Standards.
US Chamber of Commerce	Two material differences were identified, relating to the US Chamber's previous opposition to specific emissions reduction targets and carbon pricing.	The US Chamber has taken a number of steps in recent years to enhance its advocacy on climate policy. The association published a new climate change statement in April 2019. In January 2021, the US Chamber updated this statement to provide support for market-based approaches to accelerate emissions reduction across the US economy(8). The US Chamber also recently welcomed the return of the US 'to international leadership on climate change' following the announcement of President Biden's new climate goal(9). BHP will continue to use its position on the US Chamber's Task Force on Climate Action to further strengthen the association's advocacy on climate policy, particularly in regard to providing clearer support for carbon pricing and emissions reduction targets aligned with the goals of the Paris Agreement.

In addition, in 2018, BHP exited the World Coal Association following the outcomes of its initial industry association review.

(3) https://www.api.org/news-policy-and-issues/blog/2021/01/22/paris-climate-progress-and-us-natural-gas
(4) https://www.api.org/news-policy-and-issues/methane.
(5) https://www.api.org/climate
(6) https://mining.ca/our-focus/climate-change/
(7) https://www.nswmining.com.au/climate-change-energy-and-emissions
(8) https://www.uschamber.com/climate-change-position
(9) https://www.uschamber.com/press-release/us-chamber-statement-biden-climate-goal

30 | **BHP Group Limited** | Notice of Meeting 2021

How to access 1 General Notice of Meeting Annual 2 Explanatory Notes 3 participating Voting and 4 information on BHP 5 information Shareholder BHP has taken proactive steps to enhance the climate advocacy of its member associations. This has involved: – contributing to the development of the Business Council of Australia’s new National Climate Strategy, which is expected to be released ahead of the next UN Climate Change Conference of the Parties (COP26) – working with other members to progress the Mineral Council of Australia’s (MCA) Climate Action Plan. This plan is focused on developing technology pathways to drive emissions reduction, improving the sector’s understanding and management of climate change risks, and raising awareness of the sector’s response to climate change – working with the Australian Petroleum Production and Exploration Association (APPEA) to update its climate change policy principles. These provide explicit support for achieving net zero emissions by 2050 and are aligned with BHP’s Global Climate Policy Standards – supporting the efforts of the Center for Climate and Energy Solutions(10), the CEO Climate Dialogue(11) and the Climate Leadership Council(12) to provide public backing for the enactment of ambitious climate policy in the United States Congress In light of the above, the Board considers that the resolution in Item 22 is substantively aligned with the Group’s existing approach. However, the Board does not agree with the supporting statement from the shareholders proposing Item 22. The supporting statement makes a number of claims about the advocacy of industry associations that lack balance and context and appear to be inconsistent with the apparent intent of the resolution itself. The supporting statement also does not consider or provide a complete account of the benefits that BHP receives from its membership of industry associations and the strong contribution that industry associations can make to improving debate and practice in a range of areas. Examples of these benefits include: – The various resources sector associations in Australia (notably the MCA, APPEA and the State-based minerals associations) have developed and maintained a comprehensive suite of resources to support companies like BHP to protect the health and safety of their workforces and host communities during the COVID-19 pandemic. These resources have focused in particular on supporting remote Aboriginal and Torres Strait Islander communities(13), and, more recently, the Australian Government’s vaccine rollout strategy(14). – In Chile, the Consejo Minero has also played a crucial role in supporting the mining industry during the pandemic, particularly in terms of coordinating industry efforts with the health authorities and underpinning measures to maintain operational continuity during lockdowns(15). – The MCA has led efforts aimed at strengthening the minerals sector’s partnerships with First Nations communities in Australia(16).
(10) https://www.c2es.org/content/top-companies-call-for-ambitious-us-climate-policy/
(11)  https://www.ceoclimatedialogue.org/ccd-urges-biden-admin-on-ndc
(12) https://clcouncil.org/press-release/statement-welcoming-bipartisan-climate-legislation/ (13) https://www.minerals.org.au/communities (14) Statement%20on%20COVID https://www.minerals.org.au/sites/default/files/The%20National
%20Resources%20Sector%20Position%20 -19%20Vaccinations.pdf (15) https://consejominero.cl/categoria/covid-19/
(16) https://www.minerals.org.au/news/stronger-mining-partnerships-first-nations-communities BHP Group Limited Notice of Meeting 2021 31

Explanatory Notes continued Recommendation The Board has formed the view that the Climate Transition Action Plan, put to shareholders at Item 20, explains our approach to industry associations and the way it takes account of the Paris Agreement. In the Board’s view the resolution in Item 22 is substantively aligned with BHP’s existing approach. Accordingly, the Board recommends that shareholders vote in favour of Item 22 as a non-binding advisory resolution. The Chair of the Meeting intends to vote undirected proxies for Item 22. Item 23 Capital protection Item 23 is an advisory resolution and is conditional on item 21 being passed by special resolution. The requisitioning shareholders statement in relation to this Item is set out in Appendix 1 to this Notice of Meeting. Statement by the Board The Board does not consider the proposal set out in Item 23 to be in the interests of BHP shareholders as a whole and recommends that shareholders vote against the resolution. BHP has made a long-term commitment to disclosure of climate-related risks and opportunities. We started reporting on our environmental performance in 1997 and since then have continually updated and expanded our climate disclosure. We have participated in the Carbon Disclosure Project (CDP) since its inception and have been recognised as a global leader, for example by achieving a top ranking in the ‘Carbon and climate’ category in the Institutional Shareholder Services’ ESG Governance QualityScore (GQS). Our Vice President of Sustainability and Climate Change, Dr Fiona Wild, has been a member of the Task Force on Climate-related Financial Disclosures (TCFD) since its inception, and we were one of the first companies to align our financial disclosures with its recommendations in 2017. We have consistently assessed and disclosed the potential impacts of climate change on our portfolio, strategy and investment decisions, for example in our 2015 Portfolio Analysis (which considered the potential impacts of both an orderly and a more rapid transition to 2ºC), our updated ‘Views After Paris’ in 2016 and our 2020 Climate Change Report, which included a range of scenarios including a transition to 1.5ºC. We believe our disclosure is sufficient to enable investors and other stakeholders to assess the potential risks, impacts and opportunities of climate change to BHP based on the information available to us. The resolution also seeks further details on our approach to portfolio and capital alignment. Further details of our approach are contained in section 4 of the Climate Transition Action Plan. Shareholders are being given the opportunity to consider the Climate Transition Action Plan at Item 20 and the Board considers that the Plan and Item 20 address the primary concerns raised by the shareholder requisitioning this resolution. Our strategic planning (on issues such as portfolio composition and capital allocation) is based on our assessment of possible future pathways. For example, in our 2020 Climate Change Report, we updated our portfolio analysis to include a 1.5°C scenario to better identify signposts for climate-related risks and opportunities, and understand how our scenario’s trajectory towards a 1.5°C world might impact our strategy and portfolio resilience. That analysis determined that a Paris-aligned, 1.5°C scenario would lead to significant value-generation for shareholders in BHP (and more significant value-generation than the other, less aggressive decarbonising scenarios that we tested). This analysis has helped the Board assess the long-term attractiveness of certain commodities, specifically: 32 BHP Group Limited Notice of Meeting 2021

1 Notice of Annual General Meeting | 2 Explanatory Notes | 3 Voting and participating | 4 How to access information on BHP | 5 Shareholder information

- **Thermal coal:** In August 2020, we announced plans to divest our interests in New South Wales Energy Coal (NSWEC) and Cerrejón. In June 2021, we announced the signing of a Sale and Purchase Agreement to divest our 33.3 per cent interest in Cerrejón for US$294 million cash consideration, to Glencore, a company that has committed to a managed decline of its thermal coal portfolio. Subject to the satisfaction of customary competition and regulatory requirements, this is expected to complete in the second half of the 2022 financial year. The process for NSWEC is progressing, in line with the two-year timeframe we set last year. We remain open to all options and continue to consult with relevant stakeholders.
- **Oil and gas:** we have announced our intention to divest all our oil and gas assets through a proposed merger of our Petroleum business with Woodside Petroleum Limited. Subject to confirmatory due diligence, full form transaction documents and regulatory and other approvals, we expect this process to be completed in the second quarter of the 2022 calendar year. The merged entity is expected to unlock synergies and increase choice for BHP's shareholders in the energy transition, while building on Woodside's and BHP's shared values and focus on sustainable operations, carbon management and ESG leadership. We believe that the combined business will be more resilient, agile, and likely to have the necessary cash flow and balance sheet to facilitate investment in emerging opportunities such as hydrogen, ammonia and carbon capture, utilisation and storage (CCUS). The combined business should be better placed to fund investments that support the energy transition than two smaller, separate sets of assets.
- **Metallurgical coal:**(17) Our 1.5°C scenario modelling suggests the world is expected to need almost twice as much steel in the next 30 years as it did in the last 30. As climate action and the energy transition unfold, we expect steel to remain the key building block of global infrastructure, underpinning the energy and economic transition as well as broader development goals. Although lower emissions pathways for steel production are emerging, we believe that a wholesale shift away from blast furnace steel making, which depends on metallurgical coal, is still decades in the future. This is a view also shared by others.(18) BHP is however committed to working with steel producers to find ways to reduce emissions associated with current steelmaking processes. For example, in FY2021, we announced memoranda of understanding for partnerships with China Baowu, JFE and HBIS to invest up to a total of US$65 million in research and development of steel decarbonisation pathways. We also established a research program with University of Newcastle in Australia to study raw material properties in low carbon iron and steel making. Additionally, we are strategically investing in a range of emerging companies, including some focused on low or no carbon steelmaking. Our portfolio includes various investments in technologies that are particularly amenable to processing our Pilbara iron ores.

Shareholders should refer to the Climate Transition Action Plan and 2020 Climate Change Report for the scenario modelling, assumptions and qualifications that are relevant to our scenario analysis.

We are in the process of several portfolio changes that propose to shape our business reflecting a range of criteria consistent with our long-term strategy to maximise shareholder value. Each decision around portfolio must be made on its merits, and consider a range of impacts on economic, social and environmental outcomes. Divestments also allow for a reallocation of capital towards other parts of the portfolio. Our proposed portfolio changes will further enable us to focus our investment on production of the future facing commodities that are the essential building blocks of a net zero transition.

(17) The terms of the resolution implicitly group metallurgical coal with thermal coal and oil and gas as an energy product. Note, however, that the purpose of metallurgical coal is to produce coke which in turn is used in the blast furnace to reduce iron ore into pig iron by way of a chemical reaction.

(18) https://www.iigcc.org/download/global-sector-strategy-steel/?wpdmdl=4810&refresh=61283177d69b31630024055

BHP Group Limited | Notice of Meeting 2021 | 33

Explanatory Notes continued Our Climate Transition Action Plan further outlines how we intend to improve our analysis and disclosure on the following items outlined in the shareholder resolution: – Capital prioritisation: Currently, we use BHP’s 1.5°C scenario to inform and test strategic portfolio decisions. From FY2022, we intend to integrate one or more Paris goal-aligned scenarios (including 1.5°C scenarios) into our strategy and capital prioritisation processes. – Production: Production guidance will be based on the strategic direction outlined above, in line with reporting practice. We do not intend to report production guidance covering the full lifetime of our assets because, while we do conduct long-term scenario planning and life of asset outlooks for internal management purposes, it is not considered appropriate for our public disclosures given long run uncertainty. – Rehabilitation and transition: As a global leader in the development of natural resources, we have an opportunity to demonstrate a planned and purposeful approach to closure and rehabilitation through the life cycle of our operated assets. Our current provision for closure and rehabilitation, as included in our Annual Report 2021, is US$11.8 billion. Each of our operated assets (whether projects, producing, in care and maintenance or a closed site) must have a Closure Management Plan. These plans include collating relevant knowledge and data, undertaking a risk and opportunity assessment, framing closure options, comparing alternative options, and selecting the optimised closure outcomes, underpinned by ongoing stakeholder engagement and communication. – Just transition: The process of structural adjustment as economies and consumer priorities evolve is not new. The energy transition however implies an adjustment process on a global scale that will likely extend for decades as the world pursues decarbonisation of power generation and industrial processes. Such transitions must balance the needs of communities, nations, and investors and protect our environment for the long term. Developing a common understanding of just transition and tracking progress will be essential for success, allowing companies to make clear commitments and investors to identify benefits of effective implementation. For example, the Climate Action 100+ (CA100+) Net Zero Company Benchmark (NZCB) requests that a company considers the impacts from transitioning to a lower-carbon business model on its workers and communities. CA100+ has not yet fully developed this indicator, and in FY2022, we intend to contribute to the CA100+ development work, providing insights from our sector. Recommendation The Board has formed the view that the Climate Transition Action Plan, put to shareholders at Item 20, explains how BHP takes account of the goals of the Paris Agreement when setting its strategy and capital allocation. As such the Board does not believe Item 23 is in the interests of BHP’s shareholders as a whole and therefore recommends that shareholders vote against Item 23. The Chair of the Meeting intends to vote undirected proxies against Item 23. By order of the Board Stefanie Wilkinson Group Company Secretary 34 BHP Group Limited Notice of Meeting 2021

1 Notice of Annual General Meeting | 2 Explanatory Notes | 3 Voting and participating | 4 How to access information on BHP | 5 Shareholder information

Appendix 1

The notice of requisitioned resolutions included the following supporting statements by the requisitioners. By publishing the statements, BHP does not make any representations as to their truth or accuracy and disclaims any liability for their contents.

Statement by the requisitioners in support of Item 21

Shareholder resolutions are a healthy part of corporate democracy in many jurisdictions other than Australia. As a shareholder, the Australasian Centre for Corporate Responsibility (ACCR) favours policies and practices that protect and enhance the value of our investments.

The Constitution of our company is not conducive to the right of shareholders to place ordinary resolutions on the agenda of the annual general meeting (AGM). In our view, this is contrary to the long-term interests of our company, our company's Board, and all shareholders in our company.

Permitting the raising of advisory resolutions by an ordinary resolution at a company's AGM is global best practice, and our fellow shareholders in BHP Group Plc already enjoy this right,[1] as do shareholders in any listed company in the UK, US, Canada or New Zealand.

Australian legislation and its interpretation in case law means that Australian shareholders are unable to directly propose ordinary resolutions for consideration at Australian companies' AGMs. In Australia, the Corporations Act 2001 provides that 100 shareholders or those with at least 5% of the votes that may be cast at an AGM with the right to propose a resolution.[2] However, section 198A specifically provides that management powers in a company reside with the Board.[3]

Case law in Australia has determined that these provisions, together with the common law, mean that shareholders cannot by resolution either direct that the company take a course of action, or express an opinion as to how a power vested by the company's constitution in the directors should be exercised.[4]

Australian shareholders wishing to have a resolution considered at an AGM have dealt with this limitation by proposing two part resolutions, with the first being a 'special resolution,' such as this one, that amends the company's constitution to allow ordinary resolutions to be placed on the agenda at a company's AGM. Such a resolution requires 75% support to be effective, and as no resolution of this kind has ever been supported by management or any institutional investors, none have succeeded. It is open to our company's Board to simply permit the filing of ordinary resolutions, without the need for a special resolution. We would welcome this, in this instance.

We note that the drafting of this resolution limits the scope of permissible advisory resolutions to those related to 'an issue of material relevance to the company or the company's business as identified by the company', and that recruiting 100 individual shareholders in a company to support a resolution is by no means an easy or straightforward task. Both of these factors act as powerful barriers to the actualisation of any concern that such a mechanism could 'open the floodgates' to a large number of frivolous resolutions.

(1) By virtue of s338 of the UK Companies Act 2006.
(2) Sections 249D and 249N of the Corporations Act 2001 (Cth).
(3) S198A of the Corporations Act provides that 'the business of a company is to be managed by or under the direction of the directors', and that 'the directors may exercise all the powers of the company except any powers that this Act or the company's constitution (if any) requires the company to exercise in general meeting.'
(4) National Roads & Motorists' Association v Parker (1986) 6 NSWLR 517; ACCR v CBA [2015] FCA 785). Parker turned on whether the resolution would be legally effective, with ACCR v CBA [2016] FCAFC 80 following this precedent on the basis that expressing an opinion would be legally ineffective as it would usurp the power vested in the directors to manage the corporation.

BHP Group Limited | Notice of Meeting 2021 | **35**

Explanatory Notes continued Passage of this resolution would simply extend to us a right already enjoyed by our BHP Group Plc counterparts. ACCR urges shareholders to vote for this proposal. Statement by the requisitioners in support of Item 22 ACCR supports our company’s commitment to the goals of the Paris Agreement and its goal of achieving net zero operational emissions by 2050.(5) Our company’s own analysis concluded that a 1.5°C scenario would be an ‘attractive scenario for BHP, for our shareholders and the global community.’(6) This resolution seeks to ensure that the advocacy of our company’s industry associations is consistent with that scenario and the interests of shareholders. Investor expectations for BHP’s climate advocacy Following significant support (22.4%) for ACCR’s shareholder resolution in 2020, investors urged our company to:(7) 1. ‘constructively influence’ its industry associations to further enhance the energy transition; 2. ensure that the COVID-19 pandemic was not used (or seen to be used) as a rationale to impede progress on alignment with the Paris Agreement goals; 3. take ‘tangible action’ to drive consistency with its industry associations. As demonstrated below, these investor expectations have not been met. Australia’s lack of climate policy In February 2021, Bloomberg ranked Australia’s climate policies as the weakest of the largest developed economies.(8) In June 2021, Australia received the lowest score awarded to any of the 193 UN member states for climate action.(9) Australia’s commitment to reduce emissions by 26-28% by 2030 (from 2005 levels) has been deemed inadequate by a range of experts.(10) Australian government forecasts suggest that emissions will decline by just 22% by 2030.(11) ACCR has engaged our company on the issue of climate-related lobbying for more than four years. Despite improved transparency of our company’s governance of industry associations, UK think tank InfluenceMap rates our company’s climate policy footprint ‘D’, (scale A-F), making it one of the most oppositional companies on climate and energy policy in Australia.(12) Our company remains a member of 14 industry associations with misaligned climate lobbying practices (ranked D or below).(13) On balance, the impact of our company’s industry associations on Australia’s climate and energy policy has been overwhelmingly negative, and there has been little improvement since 2017.
(5) https://www.bhp.com/investor-centre/climate-change-2020/ (6) ibid.
(7) https://www.bhp.com/our-approach/operating-with-integrity/industry-associations-bhps-approach/
(8) https://www.bloomberg.com/professional/blog/webinar/bnef-g20- zero-carbon-policy-scoreboard-whos-doing-it-best/
(9) https://www.sdgindex.org/reports/sustainable-development-report-2021/
(10) improving https://www -on .theguardian -2030-target .com/australia-news/2021/ jan/05/australias-new-climate-pledge-to-un-criticised-for-not-
(11) https://www.industry.gov.au/data-and-publications/australias-emissions-projections-2020
(12) https://influencemap.org/filter/List-of-Companies-and-Influencers#4
(13) https://influencemap.org/filter/List-of-Companies-and-Influencers
#8 36 BHP Group Limited Notice of Meeting 2021

How to access 1 General Notice of Meeting Annual 2 Explanatory Notes 3 Voting participating and 4 information on BHP 5 Shareholder information Gas-fired recovery In September 2020, the Australian government announced it would pursue a ‘gas-fired recovery’ from the COVID-19 pandemic, by incentivising the development of multiple new gas basins.(14) It has subsequently committed more than $782 million in subsidies to the gas industry in the last 12 months. Throughout 2020-21, the Australian Petroleum Production and Exploration Association (APPEA) actively lobbied for a ‘gas-fired recovery’. APPEA included the following achievements in its 2020 annual report:(15) – ‘Advocated successfully for natural gas to be recognised as a critical fuel for many decades to come... including by the Australian Government as a part of its post-COVID-19 pandemic economic recovery plan.’ – ‘Advocated on the role of natural gas in reducing global greenhouse gas emissions and for this to be recognised as part of Australia’s efforts to address climate change… This is now a core part of the Australian Government’s narrative on the role of the industry.’ APPEA’s exploitation of the pandemic to expand gas extraction is clearly at odds with the expectations communicated to our company by investors throughout 2020-21. Recent industry association advocacy Despite our company’s commitment to the Paris Agreement, its industry associations continue to promote increased coal and gas extraction, advocate for distant technological solutions to emissions reductions and do not support more ambitious 2030 targets. Australian Petroleum Production and Exploration Association (APPEA) InfluenceMap score: E+ – Advocated and took credit for the Australian government’s ‘gas-fired recovery’;(16) – Updated its Climate Change Policy Principles to support net zero emissions by 2050, which also include the expansion of the gas industry;(17) – Lobbied for amendments to the Australian Renewable Energy Agency (ARENA) to enable it to invest in carbon capture and storage (CCS) to enable fossil hydrogen.(18) Minerals Council of Australia (MCA) InfluenceMap score: E+ – Sought to weaken the Environment Protection and Biodiversity Conservation Act,(19) including opposing the assessment of new projects’ greenhouse gas emissions; – Lobbied for government subsidies for fossil fuel exploration;(20)
(14) https://www.pm.gov.au/media/gas-fired-recovery
(15) Australian Petroleum Production and Exploration Association Ltd, Financial Statements, June 2020, p7-8. (16) ibid.
(17) https://www.appea.com.au/wp-content/uploads/2021/02/2021-APPEA-Climate-Change-Policy-Principles.pdf
(18)  https://www.appea.com.au/all_news/media-release-back-arena-regulation-for-a-cleaner-greener-australia/
(19) fefc504f833d477819707abd2deeb0 https://www.theaustralian.com.au/commentary/why- mining-will-be-ground-zero-of-the-nations-recovery/news-story/2a
(20) https://minerals.org.au/news/reform-priorities-support-faster-recovery BHP Group Limited Notice of Meeting 2021 37

Explanatory Notes continued – Called for an amendment to Australia’s Clean Energy Finance Corporation, which would allow it to invest in coal-fired power generation,(21) coinciding with an identical proposal from Nationals Party MP Barnaby Joyce;(22) – Advocated for amendments to ARENA to enable it to invest in CCS;(23) – Published a report claiming Australian thermal coal could reduce global emissions;(24) – Opposed the EU’s proposed Carbon Border Adjustment Mechanism(25) and lobbied the European Commission to include fossil fuels with CCS in the EU taxonomy for sustainable activities.(26) NSW Minerals Council (NSWMC) InfluenceMap score: F – Published a report calling for the fast-tracked approval of 21 new or expanded coal mining projects, claiming they were necessary for economic recovery;(27) – Lobbied to overturn the rejection of a new metallurgical coal mine, despite the risks it would pose to Sydney’s drinking water catchment;(28) – Campaigned during the Upper Hunter by-election in NSW,(29)(30) claiming that demand for Australia’s thermal coal would continue for ‘decades to come’.(31) American Petroleum Institute (API) InfluenceMap score: E- – Opposed the Biden administration’s electric vehicle policies;(32) – ExxonMobil lobbyists confirmed that oil majors used the API to defend ‘forever chemicals’;(33) – Lobbied against Securities and Exchange Commission rules to improve climate risk disclosure.(34) Our company has taken action on industry association misalignment, given its suspension of its membership of the Queensland Resources Council in October 2020.(35) The record of advocacy of several of our company’s industry associations continues to be at odds with our company’s Global Climate Policy Standards, particularly the lack of support for policies to limit global warming to 1.5°C above pre-industrial levels. Our company has had several years to affect change within its industry associations with limited success. It can and must do more to ensure that its industry associations advocate positively for climate action. ACCR urges shareholders to vote for this proposal.
(21)  https://minerals.org.au/news/time-bring-nuclear-mix-australia%E2%80%99s-zero-emissions-future
(22) https://www frydenberg .theguardian.com/environment/2021/feb/17/barnaby-joyces-call-to-allow-cefc-to-invest-in-coal-rejected-by-
(23) https://www.minerals.org.au/news/broader-investment-low-emissions-technology-necessary-and-realistic-step-support-future
(24) https://www.minerals.org.au/news/reducing-emissions-powering-jobs-australian-thermal-coal
(25) https://www.minerals.org.au/news/cbam-seeks-protect-eu-industry-against-competition
(26) https://www fossil-fuels-with .theguardian -carbon-capture .com/australia -as-sustainable2d89e109ba08 -news/2021/mar/21/australias-miners-urge-europe-to-define-nuclear-power-and-
(27) https://www.nswmining.com.au/news/2020/7/32-mining-projects-in-planning-pipeline-can-drive-economic-recovery-for-nsw
(28)  https://www.abc.net.au/news/2021-02-15/john-barilaro-campaigns-to-overturn-dendrobium-mine-rejection/13156096
(29) https://thecoalface.net.au/2021/05/03/at-the-coalface-may-2021/]
(30) https://www.newcastleherald.com.au/story/7256233/anti-mining-campaign-based-on-myths/ (31) https://twitter.com/JakeLapham/status/1390208133092478980?s=20
(32) https://www.api.org/news-policy-and-issues/blog/2021/02/08/reasons-to-rethink-a-rushed-ev-transition
(33) https://www.channel4.com/news/exxonmobil-lobbyist-reveals-companys-involvement-with-forever-chemicals
(34) https://www.ft.com/content/cd247b42-8119-4681-afb2-2d89e109ba08
(35) queensland https://www -.resources bhp.com/our -council/ -approach/operating-with-integrity/industry-associations-bhps-approach/statement-on-the- 38 BHP Group Limited Notice of Meeting 2021

How to access 1 General Notice of Meeting Annual 2 Explanatory Notes 3 participating Voting and 4 information on BHP 5 information Shareholder Statement by the requisitioners in support of Item 23 This resolution is in the best interests of shareholders and the company, as it asks BHP to explain how its capital expenditure (capex) and operations will be managed in a way that minimises stranded asset risk as the world moves to meet climate commitments that BHP supports. Despite recently-announced divestment plans, BHP currently retains significant coal, oil and gas assets. This resolution provides a timely opportunity for investors to request disclosure of plans to manage those assets in line with shareholders’ best interests. Recognising the unacceptable financial risks posed by global warming, investors managing more than US$43 trillion in assets have committed to the goal of net-zero greenhouse gas emissions by 2050 or sooner.(36) The rapid transition required to meet this goal presents material risks and opportunities for our company. The International Energy Agency’s (IEA) seminal Net-Zero Emissions by 2050 Scenario (NZE2050) – modelled to provide a 50% chance of limiting global warming to 1.5°C – highlights these risks, projecting steeply declining fossil fuel demand.(37) The likelihood of these risks materialising is rapidly increasing, with countries representing over 50% of the global economy having committed to net-zero by 2050.(38) Actions contradict support for climate goals BHP claims to support the Paris Agreement and the goal of net-zero emissions globally by 2050. (39) Our company’s analysis demonstrates that, despite declines in the value of its fossil fuel assets, a 1.5°C warming scenario presents by far the most upside for BHP, compared to 2.5°C, 3°C and ‘Climate Crisis’ scenarios.(40) Relative to the 3°C-aligned Central Energy View, the rolling present value of BHP’s asset portfolio to FY2050: – Increases significantly under the 1.5°C scenario; – Increases slightly under the 2.5°C scenario; and – Decreases significantly under the Climate Crisis scenario.(41) Despite this, BHP ‘uses the [3°C] Central Energy View and [2.5°C] Lower Carbon View as inputs to our planning cases’,(42) thereby aligning planning and strategy decisions with these higher warming scenarios in which our asset portfolio would be significantly less valuable, and the global economy fails to meet the Paris Agreement’s climate goals. Increasing stranded asset risk NZE2050 provides the most detailed analysis yet of the rapid energy transition required to pursue net-zero by 2050 and 1.5°C goals. Its conclusions regarding coal, oil and gas are stark:(43) – ‘Beyond projects already committed as of 2021, there are no new oil and gas fields approved for development in our pathway, and no new coal mines or mine extensions are required.’ (36) https://www.netzeroassetmanagers.org/ (37) https://www.iea.org/reports/net-zero-by-2050 (38) https://unfccc.int/climate-action/race-to-zero-campaign (39) https://www.bhp.com/-/media/documents/investors/annual-reports/2020/200910_bhpclimatechangereport2020.pdf 5, 7 (40) Ibid 13-21 (41) Ibid 21 (42) Ibid 19 (43) https://www.iea.org/reports/net-zero-by-2050 21 BHP Group Limited Notice of Meeting 2021 39

Explanatory Notes continued – ‘Unabated coal demand declines by 98% to just less than 1% of total energy use in 2050. Gas demand declines by 55%... and oil declines by 75%’. Despite these findings, and in contradiction of BHP’s support for net-zero by 2050, our company threatens to waste capital on new fossil fuel exploration and production, antithetical to a net-zero by 2050 outcome. Petroleum is expected to account for 26% (US$2.34 billion) of BHP’s total FY22 capital and exploration expenditure.(44) BHP projects US$10 billion in FY22-FY30 capex on three major petroleum growth projects with final investment decisions targeted in 2021, 2022 and 2026.(45) BHP also has seven sanctioned (up to US$2.75 billion in FY22-FY30 capex) and seven unsanctioned (up to US$4.75 billion in FY22-FY30 capex) growth projects linked to existing assets.(46) Rather than waste capital developing additional stranded assets, regardless of whether BHP shareholders are exposed to them directly or through a merged entity, BHP should instead direct that capital to opportunities that present value in a net-zero by 2050 scenario. While new oil and gas projects are clearly incompatible with NZE2050, Carbon Tracker has also found 72% of BHP’s total available capex opportunities (2019-2030) would be stranded under the IEA’s Sustainable Development Scenario,(47) which does not reach net-zero emissions until 2070.(48) BHP projects US$600 million in FY22 capital and exploration expenditure on coal.(49) BHP’s metallurgical (coking) coal assets have a combined nominal capacity of 77Mtpa, with some mining leases expiring as late as 2043 and options to renew those leases.(50) In NZE2050, ‘Demand for coking coal falls at a slightly slower rate than for steam coal, but existing sources of production are sufficient to cover demand through to 2050.’(51) Any capex to expand or extend metallurgical coal production would therefore be incompatible with NZE2050. BHP is seeking approval to extend the lifetime of its Mt Arthur thermal coal mine by 19 years to 2045.(52) The Mt Arthur business (New South Wales Energy Coal) recorded a total impairment of US$1.7 billion (after tax) on its in FY21,(53) with the overall recoverable amount of that business now negative US$300 million.(54) Mt Arthur reportedly faces US$1 billion in site remediation costs.(55) (44) bhpresultsfortheyearended30june2021
https://www.bhp.com/-/media/documents/media/reports _presentation.pdf?la=en -and- presentations/2021/210817 48 _ (45) Ibid 35 (46) Ibid 36
(47) https://carbontracker.org/wp-content/uploads/2020/07/CTI_CA100_OG_2019_BHP.pdf 5
(48) https://www.iea.org/reports/world-energy-model/sustainable-development-scenario
(49) bhpresultsfortheyearended30june2021
https://www.bhp.com/-/media/documents/media/reports _presentation.pdf?la=en -and- presentations/2021/210817 50 _
(50) https://www.bhp.com/-/media/documents/investors/annual-reports/2020/200915_bhpannualreport2020.pdf 271
(51) https://www.iea.org/reports/net-zero-by-2050 103 (emphasis added)
(52) https://www.reuters.com/business/energy/bhps-mt-arthur-bind-illustrates-minings-coal-dilemma-2021-04-30/
(53) https://www bhpresultsfortheyearended30june2021 .bhp.com/-/media/documents/media/reports _presentation.pdf?la=en -and- presentations/2021/210817 45 _
(54) Ibid 60 (55) https://www.reuters.com/business/energy/bhps-mt-arthur-bind-illustrates-
minings-coal-dilemma-2021-04-30/ 40 BHP Group Limited Notice of Meeting 2021

How to access 1 General Notice of Meeting Annual 2 Explanatory Notes 3 Voting participating and 4 on information BHP 5 Shareholder information Divestment insufficient Mt Arthur provides an example of BHP’s apparent approach to fossil fuel production: facilitate expansion, then divest and avoid responsibilities such as emission reductions, employee support, and site remediation. This strategy is evidenced by the proposed deal to merge the petroleum business with Woodside, which would saddle BHP shareholders with increasing stranded asset risk via the Woodside shares they would receive in the deal. Rather than divesting to parties seeking to irresponsibly extend and expand production, which leaves shareholders exposed to stranded asset risk we cannot control or manage, BHP must manage its fossil fuel assets in line with its support for net-zero by 2050, ensuring reliable returns that can be redeployed on net-zero-aligned opportunities or returned to shareholders. Our company’s current divestment plans also fail to manage the reputational risk associated with avoiding responsibility for employee transition support and site rehabilitation. By providing a leading example of responsibly managing down fossil fuel assets, BHP can preserve and realise the genuine value that exists in these assets, align with global climate goals, and support its workers in the transition to a decarbonised economy. Shareholders are strongly encouraged to support this resolution. BHP Group Limited Notice of Meeting 2021 41

Voting and participating Your vote is important. By voting, you are involved in the future of BHP. Shareholders can vote by: > > appointing attending the an virtual attorney meeting or, in the and case casting of corporate their vote shareholders, online, or a > corporate appointing representative a proxy to attend to attend the virtual the virtual meeting meeting and vote and on vote their online, behalf or How are votes calculated under the Dual Listed Company structure? In accordance with our Dual Listed Company structure, all items of business at the 2021 AGMs are considered significant matters and are therefore joint electorate actions. Voting on joint electorate actions works as follows: – If a BHP Group Plc shareholder votes at the BHP Group Plc AGM (to be held in London on 14 October 2021), an equivalent vote will be cast on the corresponding resolution at the meeting of BHP Group Limited. – If a BHP Group Limited shareholder votes at the BHP Group Limited AGM (to be held virtually on 11 November 2021), that vote will be treated as though it was also cast on the corresponding resolution at the meeting of BHP Group Plc. – A resolution will be passed only if the votes cast in favour (after the votes of shareholders of both companies are added together) represent a majority of the votes cast (in the case of an ordinary resolution), or represent at least 75 per cent of the votes cast (in the case of a special resolution). All items of business will be decided by way of a poll. Am I entitled to vote at the meeting? To vote at the AGM, you must be a registered holder of shares as at 7pm Melbourne time on Tuesday 9 November 2021. Your voting entitlement will be determined by the number of shares you hold at that time. In addition, Australian legal requirements limit the eligibility of certain people to vote on some of the items of business to be considered at the AGMs. The applicable voting exclusion (if any) for each item of business is set out immediately after the proposed resolution in this Notice of Meeting. I have a power of attorney from a shareholder. How can I attend and vote? Attorneys should submit an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting to the Share Registrar prior to the AGM, unless previously given to the Share Registrar. I am a representative of a corporate shareholder. How can I attend and vote? A shareholder that is a corporation may appoint an individual to act as its representative and to vote at the meeting in accordance with the Corporations Act. The representative should submit evidence of his or her appointment, including any authority under which it is signed, to the Share Registrar prior to the AGM, unless previously given to the Share Registrar. 42 BHP Group Limited Notice of Meeting 2021

How to access 1 General Notice of Meeting Annual 2 Explanatory Notes 3 participating Voting and 4 information on BHP 5 information Shareholder I hold American Depositary Shares. Can I attend and vote? The main contact for holders of American Depositary Shares (ADS) who do not hold their investment directly is the registered shareholder, custodian or broker, or whoever administers the investment on their behalf. ADS holders should deal with them in relation to any rights under the agreement with them to be appointed as proxy and to attend, participate in and vote at the meeting. I want to vote but I can’t attend the virtual meeting. What should I do? If you cannot attend the virtual AGM, you can appoint the Chair of the meeting or any other person as your proxy to attend and vote on your behalf. – A shareholder entitled to attend the virtual AGM and cast two or more votes may appoint up to two proxies. A proxy need not be a shareholder and can be an individual or a body corporate. Each proxy will have the right to vote on a poll and to speak at the meeting. – A proxy appointment may specify the proportion or number of votes that the proxy may exercise. Where this is not specified and more than one proxy is appointed, the votes will be divided equally among the proxies (i.e. where there are two proxies, each proxy may exercise half the votes). – If a proxy is not directed how to vote on an item of business, or should any resolution other than those specified in this Notice of Meeting be proposed at the meeting, the proxy may vote or abstain from voting on that resolution as they think fit, subject to applicable voting restrictions. – If a proxy is instructed to abstain from voting on an item of business, they are directed not to vote on the shareholder’s behalf on the poll and the shares that are the subject of the proxy appointment will not be counted in calculating the required majority. – Shareholders who return their proxy forms with a direction on how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chair of the meeting as their proxy to vote on their behalf. If a proxy form is returned with a direction on how to vote but the nominated proxy does not attend the meeting, or does not vote on the resolution, the Chair of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. It is intended that proxy appointments in favour of the Chair of the meeting, the Secretary or any Director that do not contain a direction on how to vote will be used where possible to support each of the resolutions proposed at Items 1 to 20 and 22 and to oppose the resolutions proposed at Items 21 to 23 in this Notice of Meeting. – The KMP of BHP (which includes each of the Directors, the CFO and the President of each of Minerals Australia, Minerals Americas and Petroleum) and their closely related parties (such as close family members and any controlled companies) will not be able to vote as your proxy on any of Items 7, 8, and 9 unless you direct them how to vote. If you intend to appoint a member of the KMP as your proxy, please ensure that you direct them on how to vote on Items 7, 8 and 9 by marking the voting boxes on the proxy form for those items. If you appoint the Chair of the meeting as your proxy, or the Chair of the meeting is appointed as your proxy by default, but you do not mark the voting boxes on the proxy form for any of Items 7, 8 and 9, by completing and returning the proxy form you will be expressly authorising the Chair of the meeting to exercise your proxy on the resolutions for which voting boxes have not been marked even though they are connected with remuneration of the KMP. – The proxy form must be signed by the shareholder or the shareholder’s attorney. – Proxies appointed by corporations must be executed in accordance with the Corporations Act. – Proxy forms can be accessed via bhp.com/LimitedAGM. BHP Group Limited Notice of Meeting 2021 43

Voting and participating continued When do I have to submit my proxy appointment by? – Proxies must be lodged by 4pm Melbourne time on Tuesday 9 November 2021. Proxies lodged after this time will be invalid. – Where the appointment of a proxy is signed by the appointor’s attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Group Limited or its Share Registrar at the address specified below or by facsimile, by 4pm Melbourne time on Tuesday 9 November 2021. If facsimile transmission is used, the power of attorney must be certified. How do I submit my proxy appointment? You can lodge your proxy using any of the following methods: – Electronically by recording the proxy appointment and voting instructions via bhp.com or investorvote.com.au. You can log in on a computer or by using the BHP Group Limited mobile voting service for smartphones. Only registered BHP shareholders may access this facility and will need the Control Number, their Holder Identification Number (HIN) or Securityholder Reference Number (SRN) and postcode for their shareholding. SRN/HIN details are shown on the notification provided for this AGM, and are also set out on issued holding statements. Once you have entered your voting instructions electronically, you will be asked to confirm your voting selections. At this point, you can request an email confirmation of your vote. Once you press ‘submit’, you will be taken to a screen that confirms your details have been received and processed. If you do not see this confirmation screen, you should contact the Share Registrar. – By hand delivery or post to: BHP Share Registrar Computershare Investor Services Pty Limited Yarra Falls 452 Johnston Street Abbotsford VIC 3067 Postal address: GPO Box 782 Melbourne VIC 3001 Australia – By fax to 1800 783 447 (within Australia) +61 3 9473 2555 (outside Australia) – For Intermediary Online users only (custodians) at intermediaryonline.com When can I find out the results of the meeting? Due to our Dual Listed Company structure, the results of each resolution cannot be finalised until after both the AGM of BHP Group Plc and the AGM of BHP Group Limited have been held. Voting results will be announced to the stock exchanges and made available at bhp.com as soon as the poll is finalised after the BHP Group Limited meeting. 44 BHP Group Limited Notice of Meeting 2021

How to access 1 Notice General of Meeting Annual 2 Explanatory Notes 3 Voting participating and 4 on information BHP 5 Shareholder information How to access information on BHP All up-to-date shareholder information is available at bhp.com. Online shareholder services – check your holding – register to receive electronic shareholder communications – update your records (including address and direct credit details) – access all your securities in one portfolio by setting up a personal account – vote online Latest news Reports and presentations Company overview (including Our Charter, structure and governance) Subscribe to receive news alerts sent directly to your email address linkedin.com/company/bhp youtube.com/bhp twitter.com/bhp How to access information on BHP Read our reports at bhp.com BHP produces a range of publications, which are available at bhp.com. You can also elect to receive a paper copy of the Annual Report through the Share Registrar. If you would like further information or would like to change your previous election in relation to electronic or hard copy communications, please contact: Share Registrar 1300 656 780 (from within Australia) +61 3 9415 4020 (from elsewhere) Annual Economic Climate Report 2021 Contribution Transition Action Report 2021 Plan 2021

Shareholder information

Share Registrars and Transfer Offices

Australia
BHP Group Limited Registrar
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Postal address – GPO Box 2975
Melbourne VIC 3001

Telephone 1300 656 780 (within Australia)
+61 3 9415 4020 (outside Australia)
Facsimile +61 3 9473 2460
Email enquiries: investorcentre.com/bhp

United Kingdom
BHP Group Plc Registrar
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS13 8AE
Postal address (for general enquiries) –
The Pavilions, Bridgwater Road
Bristol BS99 6ZZ

Telephone +44 (0) 344 472 7001
Facsimile +44 (0) 370 703 6101
Email enquiries: investorcentre.co.uk/contactus

South Africa
BHP Group Plc Branch Register and
Transfer Secretary
Computershare Investor
Services (Pty) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank, 2196 South Africa
Postal address – Private Bag X9000,
Saxonwold, 2132 South Africa

Telephone +27 11 373 0033
Facsimile +27 11 688 5217
Email enquiries:
web.queries@computershare.co.za

Holders of dematerialised shares held through Strate should contact their CSDP or stockbroker.

New Zealand
Computershare Investor Services Limited
Takapuna Auckland 0622
Postal address – Private Bag 92119
Auckland 1142

Telephone +64 9 488 8777
Facsimile +64 9 488 8787

United States
Computershare Trust Company N.A.
150 Royall Street
Canton, MA 02021
Postal address – PO Box 43078
Providence, RI 02940-3078

Telephone +1 888 404 6340
(toll-free within US)
Facsimile +1 312 601 4331

ADR Depositary, Transfer Agent and Registrar
Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-3077

Telephone +1 781 575 4555 (outside of US)
+1 877 248 4237 (+1-877-CITIADR)
(toll-free within US)
Facsimile +1 201 324 3284
Email enquiries:
citibank@shareholders-online.com
Website: citi.com/dr

46 | BHP Group Limited | Notice of Meeting 2021